Exhibit 99.1

Q3 2025

THIRD QUARTER REPORT

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

INTERNATIONALLY DIVERSIFIED | FREE CASH FLOW FOCUSED

VERMILION ENERGY

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document may include, but are not limited to: capital expenditures, including Vermilion’s 2025 guidance, and Vermilion’s ability to fund such expenditures; the flexibility of Vermilion’s capital program and operations; business strategies and objectives; operational and financial performance; wells expected to be drilled and the timing thereof; exploration and development plans and the timing thereof; future drilling prospects; the ability of our asset base to deliver modest production growth; the evaluation of international acquisition opportunities; statements regarding the return of capital; our asset petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion’s 2025 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; the payment and amount of future dividends, including management's intention to increase the Company's dividend and the timing thereof; the effect of possible changes in critical accounting estimates; the Company’s review of the impact of potential changes to financial reporting standards; the potential financial impact of climate-related risks; Vermilion’s goals regarding its debt levels, including maintenance of a ratio of net debt to four quarter trailing fund flows from operations; statements regarding Vermilion’s hedging program and the stability of our cash flows; operating and other expenses; royalty and income tax rates and Vermilion’s expectations regarding future taxes and taxability and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; management’s expectations relating to the timing and results of exploration and development activities; the impact of Vermilion’s dividend policy on its future cash flows; credit ratings; hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from the Vermilion's strategic priorities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities. References to Vermilion or the Company in this document include Westbrick Energy Ltd. ("Westbrick" or "Westbrick Energy") which was acquired by Vermilion Energy Inc. on February 26, 2025.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document discloses certain oil and gas metrics, including DCET costs, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this MD&A to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the Company's future performance and future performance may not compare to the Company's performance in previous periods and therefore such metrics should not be unduly relied upon. DCET costs includes all capital spent to drill, complete, equip and tie-in a well. Additional oil and gas metrics in this document may include, but are not limited to:

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Boe Equivalency: Per barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6:1). Barrel of oil equivalents (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, as the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Estimates of Drilling Locations: Unbooked drilling locations are the internal estimates of Vermilion based on Vermilion's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources (including contingent and prospective). Unbooked locations have been identified by Vermilion's management as an estimation of Vermilion's multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Vermilion will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and natural gas reserves, resources or production. The drilling locations on which Vermilion will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of funding, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While a certain number of the unbooked drilling locations have been de-risked by Vermilion drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management of Vermilion has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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Abbreviations

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in Alberta
bbl(s)	barrel(s)
bbl(s)/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
CO2	carbon dioxide
CO2e	carbon dioxide equivalent
GHG	greenhouse gas
GJ	gigajoules
LSB	light sour blend crude oil reference price
mbbls	thousand barrels
mmboe	thousand barrels of oil equivalent
mmbtu	million British Thermal Units
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
MD	measured depth
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point
NCIB	normal course issuer bid
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit-based tax levied on petroleum projects in Australia
psi	pounds per square inch
tCO2e	tonne of carbon dioxide equivalent
THE	the price for natural gas in Germany, quoted in megawatt hours of natural gas, at the Trading Hub Europe
TTF	the price for natural gas in the Netherlands, quoted in megawatt hours of natural gas, at the Title Transfer Facility Virtual Trading Point
US	the United States of America
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

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Highlights

Q3 2025 Results

•	Generated $254 million ($1.65/basic share)(2) of fund flows from operations ("FFO")(1). Exploration and development (“E&D”) capital expenditures(3) were $146 million, resulting in free cash flow ("FCF")(5) of $108 million.

•	Reduced net debt(6) by over $650 million since Q1 2025, bringing net debt to $1.38 billion as at September 30, 2025. This resulted in a net debt to four quarter trailing FFO(7) ratio of 1.4 times, reflecting continued progress toward strengthening Vermilion's balance sheet.

•	Vermilion reported comprehensive income of $35 million ($0.23/basic share).

•	Driven by the successful asset repositioning, including realized Deep Basin synergies in the second half of 2025, Vermilion reduced the upper end of annual E&D capital expenditure guidance by $20 million, from $660 million to $640 million, and reduced annual operating cost guidance by over $10 million.

•	Vermilion realized an average natural gas price of $4.36/mcf before hedging and $5.62/mcf after hedging in Q3 2025 - approximately seven and nine times the AECO 5A benchmark, respectively. To optimize margins, the Company elected to shut in a portion of our gas production and deferred the start-up of several wells, which resulted in approximately 3,000 boe/d of production impact in the quarter, with production expected to resume in Q4 2025 amid stronger pricing.

•	Vermilion returned $26 million to shareholders through dividends and share buybacks, comprising $20 million in dividends and $6 million of share buybacks. During the quarter, the Company repurchased and cancelled 0.6 million shares through the NCIB for a total of 2.5 million shares repurchased year-to-date.

•	Production averaged 119,062 boe/d(9) (67% natural gas and 33% crude oil and liquids), comprising 88,763 boe/d(9) from the North American assets and 30,299 boe/d(9) from the International assets.

•	Drilled 13 (12.4 net) wells in the Deep Basin, demonstrating strong results across our significant land base. Our Q3 2025 drilling program delivered well in excess of our expectations, demonstrating the quality of our land base and reinforcing our confidence in the development potential of these assets.

•	Executed a successful two-well (1.2 net) drilling program in the Netherlands in Q3 2025, discovering commercial gas in both the Rotliegend and Zechstein formations, with both wells expected to be completed, tied in and brought on production in Q4 2025. These wells build on our two-decade track record of exploration success in the Netherlands, and, combined with recent discoveries in Germany, underscore Vermilion’s broader European gas exploration expertise.

2026 Budget

•	Vermilion's Board of Directors has approved an E&D capital budget of $600 to $630 million for 2026. This capital budget prioritizes our global gas assets, with approximately 85% of capital invested in this part of Vermilion’s portfolio. The Company expects to deliver annual average production of 118,000 to 122,000 boe/d (70% natural gas)(12), focusing on financial discipline and free cash flow generation. The 2026 budget reflects the Company's lower overall cost structure of the enhanced portfolio, with 30% improvements in capital efficiencies and unit operating costs driven by increased operational scale in our core areas.

•	Vermilion plans to invest approximately $415 million of E&D capital into liquids-rich gas assets in the Montney and Deep Basin in 2026, including drilling a total of 49 (44.8 net) wells and investing in key infrastructure. Vermilion will run a three-rig drilling program in the Deep Basin, drilling 43 (38.8 net) wells with minimal infrastructure requirements. In the Montney, we plan to drill six (6.0 net) wells, while completing and bringing on production ten (10.0 net) wells and investing to expand existing infrastructure.

•	Vermilion plans to invest approximately $200 million across its International assets in 2026, with a continued emphasis on European natural gas exploration and development. In Germany, the Company plans to build out key infrastructure and prepare for two (1.3 net) follow-up wells at the Wisselshorst discovery in early 2027, while bringing on production from the first Wisselshorst discovery in mid-2026. We plan to drill one (0.5 net) well in the Netherlands, while continuing to fund economic workover and optimization projects throughout the International portfolio.

•	Plan to increase the quarterly cash dividend by 4% to $0.135 CAD per share, effective with the Q1 2026 dividend payable on March 31, 2026, subject to approval by the Company's Board of Directors in March 2026.

Outlook

•	Vermilion expects Q4 2025 production to average 119,000 to 121,000 boe/d (69% natural gas)(12), with full-year production of approximately 119,500 boe/d (65% natural gas)(12) on E&D capital expenditures of $630 to $640 million.

•	Declared a quarterly cash dividend of $0.13 per common share, payable on December 31, 2025, to shareholders of record on December 15, 2025.

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($M except as indicated)	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Financial
Fund flows from operations (1)	253,810	259,678	275,024	769,517	943,085
Fund flows from operations ($/basic share) (2)	1.65	1.68	1.76	5.00	5.93
Fund flows from operations ($/diluted share) (2)	1.64	1.67	1.75	4.96	5.87
Net earnings (loss)
Net earnings (loss) from continuing operations	(4,774)	74,385	39,794	73,314	(77,645)
Net earnings (loss) from discontinued operations	7,331	(307,843)	11,903	(289,262)	49,222
Net earnings (loss)	2,557	(233,458)	51,697	(215,948)	(28,423)
Net earnings (loss) from continuing operations ($/basic share)	(0.03)	0.48	0.25	0.48	(0.49)
Net earnings (loss) from discontinued operations ($/basic share)	0.05	(1.99)	0.08	(1.88)	0.31
Net earnings (loss) ($/basic share)	0.02	(1.51)	0.33	(1.40)	(0.18)
Cash flows from operating activities	389,453	140,467	134,547	810,304	755,164
Cash flows (from) used in investing activities	(325,061)	198,989	145,828	1,129,674	480,196
Capital expenditures (3)	145,562	115,489	121,269	443,170	422,321
Acquisitions (4)	1,068	1,591	1,642	1,123,657	16,844
Dispositions	483,525	—	—	483,525	—
Repurchase of shares	6,320	6,323	40,106	29,219	123,070
Cash dividends ($/share)	0.13	0.13	0.12	0.39	0.36
Dividends declared	19,947	20,022	18,642	60,012	56,806
Free cash flow (5)	108,248	144,189	153,755	326,347	520,764
Long-term debt	1,264,343	1,951,250	903,354	1,264,343	903,354
Net debt (6)	1,384,753	1,413,321	833,331	1,384,753	833,331
Net debt to four quarter trailing fund flows from operations (7)	1.4	1.4	0.6	1.4	0.6
Shares outstanding - basic ('000s)	153,434	154,019	155,348	153,434	155,348
Weighted average shares outstanding - diluted ('000s) (8)	154,921	155,778	157,502	154,080	160,743
Operational
Production (9)
Crude oil and condensate (bbls/d)	28,197	37,449	29,837	32,662	31,797
NGLs (bbls/d)	10,985	12,656	7,547	10,943	7,264
Natural gas (mmcf/d)	479.28	515.38	280.73	455.08	274.93
Total (boe/d)	119,062	136,002	84,173	119,451	84,881
Average realized prices
Crude oil and condensate ($/bbl)	91.93	85.07	103.55	91.80	105.54
NGLs ($/bbl)	22.99	24.68	27.49	26.01	30.99
Natural gas ($/mcf)	4.36	4.88	6.57	5.48	6.13
Average realized price ($/boe)	42.18	43.71	61.97	48.28	62.63
Production mix (% of production)
% priced with reference to AECO	52%	50%	33%	49%	33%
% priced with reference to TTF and NBP	15%	13%	22%	15%	21%
% priced with reference to WTI	23%	28%	32%	26%	32%
% priced with reference to Dated Brent	10%	9%	13%	10%	14%
Netbacks
Operating netback ($/boe) (10)	28.54	28.60	41.89	31.37	48.23
Fund flows from operations ($/boe) (11)	22.82	21.25	34.78	23.63	39.99
(1)	Fund flows from operations (FFO) is a total of segments and non-GAAP financial measure most directly comparable to net earnings (loss) and is calculated as sales less royalties, transportation expense, operating expense, G&A expense, corporate income tax expense (recovery), PRRT expense, interest expense, equity based compensation settled in cash, realized (gain) loss on derivatives, realized foreign exchange (gain) loss, and realized other (income) expense. The measure is used by management to assess the contribution of each business unit to Vermilion’s ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS® Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to net earnings (loss), the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.

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(2)	Fund flows from operations per basic share and diluted share is calculated by dividing fund flows from operations (total of segments and non-GAAP financial measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity-based compensation plans as determined using the treasury stock method. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

(3)	Capital expenditures is a non-GAAP financial measure most directly comparable to cash flows used in investing activities and is calculated as the sum of drilling and development costs and exploration and evaluation costs. Management considers capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Capital expenditures is also referred to as E&D capital expenditures.

(4)	Acquisitions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Acquisitions is calculated as the sum of acquisitions, net of cash acquired, acquisitions of securities and net acquired working capital (deficit). Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to acquisitions, net of cash acquired and acquisition of securities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(5)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(6)	Net debt is a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” that is most directly comparable to long-term debt and is calculated as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working deficit (capital), a non-GAAP financial measure described in the “Non-GAAP and Other Specified Financial Measures” section of this document. Management considers this a helpful representation of Vermilion’s net financing obligations after adjusting for the timing of working capital fluctuations. More information and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(7)	Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company’s ability to repay debt. More information can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four-quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

(8)	Diluted shares outstanding represents the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan, based on current estimates of future performance factors and forfeiture rates.

(9)	Please refer to Supplemental Table 4 “Production” of the accompanying Management’s Discussion and Analysis for disclosure by product type.

(10)	Operating netback is a non-GAAP financial measure that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Operating netback is most directly comparable to net (loss) earnings and is calculated as sales less royalties, operating expense, transportation expense, PRRT expense, and realized hedging (gain) loss, and when presented on a per unit basis is a non-GAAP ratio. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. More information and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(11)	Fund flows from operations per boe is a non-GAAP ratio that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. FFO per boe is calculated as FFO divided by boe production. FFO per boe is used by management to assess the profitability of Vermilion’s business units and Vermilion as a whole. More information can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

(12)	Based on Company estimates as at October 27, 2025.

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Message to Shareholders

Vermilion delivered a strong third quarter, both operationally and financially, with production at the upper end of our guidance range and robust fund flows from operations. Our continued focus on asset repositioning has led to repeatable improvements in capital and operating efficiencies, supported by longer-duration assets. As a result, we have reduced the upper end of our 2025 capital guidance by $20 million and lowered full-year operating cost guidance by over $10 million. These improvements are structural in nature and have been embedded into our 2026 budget guidance, which is inclusive of realized Deep Basin synergies. Compared to 2024 - the most recent year prior to our asset high-grading - our 2026 operational guidance reflects an over 40% increase in production per share, as well as a 30% structural improvement in capital efficiency and operating costs. Following our repositioning, 85% of our production and capital is now concentrated in larger, core areas of our global gas portfolio. We believe this better positions Vermilion for long-term success.

Our ability to deliver strong Q3 2025 results despite pricing volatility underscores the strength of our differentiated portfolio. Vermilion’s assets drove strong operational and financial results despite downward pressure on AECO pricing in response to imbalanced supply-demand dynamics. Vermilion's realized gas price, excluding realized hedging gain, was $4.36/mcf, and including realized hedging gain was $5.62/mcf, approximately seven and nine times the daily benchmark, respectively. This outperformance was driven by our exposure to premium-priced European gas, supplemented by a robust hedging program, and highlights the benefit of being a global gas producer. To optimize margins, the Company elected to shut in a portion of our gas production and deferred the start-up of several wells, which resulted in approximately 3,000 boe/d of production impact in the quarter. The Company expects to bring the shut-in production and new wells online in Q4 2025 into a more supportive pricing environment.

We ramped up to a three-rig drilling program in the Deep Basin during Q3 2025, targeting several discrete zones and delivering strong results across our extensive 1.1 million net acre position. This level of activity reflects a full-scale drilling program and results to-date have exceeded expectations, highlighting the quality of our land base and reinforcing confidence in the asset’s long-term potential. Looking ahead, we plan to maintain a steady three-rig program to efficiently advance development across the Deep Basin.

Vermilion executed a successful two-well (1.2 net) drilling program in the Netherlands in Q3 2025, discovering commercial gas in both the Rotliegend and Zechstein formations, with both wells expected to be completed, tied in and brought on production in Q4 2025. These wells build on our two-decade track record of exploration success in the Netherlands, and, combined with recent discoveries in Germany, underscore Vermilion’s broader European gas exploration expertise. The first well of the 2024 Germany exploration program, Osterheide, continues to produce at a restricted rate of 1,100 boe/d, while the second well, Wisselshorst, is on track for start-up by mid-2026, with preparations underway for follow-up drilling.

The fourth quarter of 2025 will represent the first full quarter of Vermilion's repositioned global gas portfolio following a busy period of acquisition and disposition activity. With demonstrated successes in exploration and development across our asset base and an improving backdrop for natural gas pricing in Canada, we believe Vermilion is uniquely positioned to benefit from global gas demand.

Q3 2025 Review

Vermilion generated $254 million of fund flows from operations ("FFO") in Q3 2025, with free cash flow ("FCF") of $108 million reflecting E&D capital expenditures of $146 million. Production averaged 119,062 boe/d (67% gas)(1), which was at the upper end of our Q3 2025 guidance range. Production from Vermilion's North American operations averaged 88,763 boe/d(1), inclusive of the divestments of the Company's assets in Saskatchewan and the United States, which closed in July 2025, as well as shut-in gas and the impact of planned turnaround activity. Production from Vermilion's International operations averaged 30,299 boe/d(1) in Q3 2025, an increase of 2% from the previous quarter due to strong performance across the International business units.

In Canada, capital activity ramped up in Q3 2025, with the Company executing a three-rig drilling program in the Deep Basin. Vermilion drilled thirteen (12.4 net), completed twelve (11.3 net), and brought on production three (2.4 net) liquids-rich gas wells in the Deep Basin and brought on production one (1.0 net) liquids-rich gas well in the Montney. The Company elected to defer start-up of several wells drilled and completed in Q3 2025 to Q4 2025, with production expected to come online amid stronger pricing.

In the Netherlands, Vermilion drilled two (1.2 net) conventional natural gas wells. Both wells discovered commercial hydrocarbons and are planned to be completed, tied in and brought on production in Q4 2025. In Germany, the Osterheide well (1.0 net) that was brought on production at the end of Q1 2025 continued to produce at approximately 1,100 boe/d in Q3 2025.

2026 Budget and Guidance

Vermilion's Board of Directors has approved an E&D capital budget of $600 to $630 million for 2026, with approximately 85% allocated to our global gas portfolio. Key investments include drilling and strategic infrastructure investment on the Montney asset, high-return liquids-rich gas wells in the Deep Basin, and drilling and infrastructure capital investment in Germany and the Netherlands. The Company expects to deliver annual average production of 118,000 to 122,000 boe/d (70% natural gas)(2), focusing on financial discipline and free cash flow generation. The 2026 budget reflects the lower overall cost structure of the Company's enhanced portfolio, with 30% improvements in capital efficiencies and unit operating costs driven by increased operational scale in our core operating areas.

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Canada

Vermilion plans to invest approximately $415 million of E&D capital into liquids-rich gas assets in the Montney and Deep Basin in 2026, including drilling a total of 49 (44.8 net) wells and investing in key infrastructure. Vermilion will run a three-rig drilling program in the Deep Basin, drilling 43 (38.8 net) wells with minimal infrastructure requirements. In the Montney, we plan to drill six (6.0 net) wells, and complete and bring on production ten (10.0 net) wells, while investing to expand existing infrastructure. Third-party infrastructure is expected to increase total Montney throughput capacity to 28,000 boe/d within the next few years, after which the ongoing capital commitment will decrease to approximately eight wells per year to maintain production, with no further infrastructure expansion anticipated.

International

Vermilion plans to invest approximately $200 million across its International assets in 2026, with a continued emphasis on European natural gas exploration and development. In Germany, the Company plans to build out key infrastructure and prepare for two (1.3 net) follow-up wells at the Wisselshorst discovery in early 2027, while bringing on production from the first Wisselshorst discovery in mid-2026. We plan to drill one (0.5 net) well in the Netherlands, while continuing to fund economic workover and optimization projects throughout the international portfolio. We expect maintenance spending will be higher than previous years due to non-recurring turnarounds across our international asset base, including a planned 32-day turnaround in Ireland that has a scope of work that occurs every five years.

Financial Outlook and Return of Capital

The Company’s shareholder returns priorities remain unchanged, as we will focus on funding the base dividend, buying back shares when warranted, and directing excess free cash flow to debt reduction. Vermilion is pleased to announce a planned 4% increase to the quarterly cash dividend to $0.135 CAD per share, effective with the Q1 2026 dividend payable on March 31, 2026, subject to approval by the Company's Board of Directors in March 2026.

2026 Guidance

Category	2026 Current (3)
Production (boe/d)	118,000 - 122,000
E&D capital expenditures ($MM)	$600 - 630
Operating ($/boe)	$12.25 - 13.25
General and administration ($/boe) (4)	$1.65 - 2.15
Transportation ($/boe)	$3.00 - 3.50
Royalty rate (% of sales)	7 - 9%
Cash taxes (% of pre-tax FFO)	2 - 6%
Asset retirement obligations settled ($MM)	$55
Payments on lease obligations ($MM)	$10

Outlook and 2025 Guidance Update

Vermilion expects Q4 2025 production to average 119,000 to 121,000 boe/d (69% natural gas)(2), with full-year production of approximately 119,500 boe/d (65% natural gas)(2) on E&D capital expenditures of $630 to $640 million. The $20 million reduction in the upper range of E&D capital expenditures guidance reflects the improved efficiency of our capital program.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, we have 55% of our expected net-of-royalty production hedged for the remainder of 2025. With respect to individual commodity products, we have hedged 54% of our European natural gas production, 59% of our crude oil production, and 49% of our North American natural gas volumes, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link:

https://www.vermilionenergy.com/invest-with-us/hedging.

Vermilion Energy Inc. ■ Page 8 ■ 2025 Third Quarter Report

Board of Directors

Vermilion is pleased to announce the appointment of Mr. Paul Myers to its Board of Directors, effective September 2, 2025. Mr. Myers brings 40 years of global experience in oil and gas exploration, development, and leadership. He was the Founder and Chief Executive Officer of Canbriam Energy, where he oversaw the company’s growth into a leading Montney natural gas developer, with responsibility for strategy, capital allocation, stakeholder engagement, and operational excellence. Following Canbriam’s acquisition by Pacific Oil & Gas in 2019, he served as President of Pacific Canbriam Energy until his retirement in 2025, guiding the integration and continued development of the company’s assets.

Earlier in his career, Mr. Myers was Chief Executive Officer of Esprit Energy Trust and Vice President, Deepwater Gulf of Mexico, at EnCana, where he gained extensive technical and operational expertise in large-scale offshore developments. He also held senior roles with Statoil Exploration US and Amoco Production Company, building deep expertise in geophysics, exploration, and development operations.

(Signed “Dion Hatcher”)

Dion Hatcher
President & Chief Executive Officer
November 5, 2025

(1)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(2)	Based on Company estimates, 2026 reflects 2026 forward strip pricing as at October 27, 2025: TTF $14.66/mmbtu; NBP $14.41/mmbtu; AECO $3.26/mcf; Brent US$63.89/bbl; WTI US$59.98/bbl; CAD/USD 1.38; CAD/EUR 1.63 and CAD/AUD 0.91.

(3)	2026 guidance reflects foreign exchange assumptions of CAD/USD 1.38, CAD/EUR 1.63, and CAD/AUD 0.91.

(4)	General and administration expense exclusive of expected cash-settled equity based compensation of $0.15 - 0.20/boe.

Vermilion Energy Inc. ■ Page 9 ■ 2025 Third Quarter Report

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net earnings (loss), FFO is a non-GAAP financial measure and total of segments measure comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the most directly comparable primary financial statement measures can be found below. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and is most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	449,502	41.49	388,171	59.72	1,362,029	46.10	1,136,475	59.62
Royalties	(27,398)	(2.53)	(23,678)	(3.64)	(86,757)	(2.94)	(71,188)	(3.73)
Transportation	(34,852)	(3.22)	(23,508)	(3.62)	(96,705)	(3.27)	(64,994)	(3.41)
Operating	(138,484)	(12.78)	(111,425)	(17.14)	(375,388)	(12.70)	(338,032)	(17.73)
General and administration	(19,027)	(1.76)	(15,665)	(2.41)	(72,752)	(2.46)	(53,365)	(2.80)
Corporate income tax expense	(4,676)	(0.43)	(12,707)	(1.96)	(34,851)	(1.18)	(50,427)	(2.65)
Petroleum resource rent tax	(1,663)	(0.15)	(507)	(0.08)	(5,436)	(0.18)	(14,928)	(0.78)
Interest expense	(34,408)	(3.18)	(21,187)	(3.26)	(105,078)	(3.56)	(60,641)	(3.18)
Equity based compensation	—	—	—	—	(5,692)	(0.19)	(14,361)	(0.75)
Realized gain on derivatives	61,793	5.70	49,891	7.68	120,611	4.08	316,523	16.61
Realized foreign exchange (loss) gain	(882)	(0.08)	1,155	0.18	1,130	0.04	5,293	0.28
Realized other income (expense)	163	0.02	(1,676)	(0.26)	(14,956)	(0.51)	(2,148)	(0.11)
Fund flows from continuing operations	250,068	23.08	228,864	35.21	686,155	23.23	788,207	41.37
Equity based compensation	(5,937)		(6,412)		(13,154)		(8,070)
Unrealized gain (loss) on derivative instruments (1)	5,511		(1,052)		62,405		(315,585)
Unrealized foreign exchange loss (1)	(41,507)		(11,522)		(71,519)		(30,384)
Accretion	(18,910)		(17,017)		(52,427)		(49,067)
Depletion and depreciation	(174,033)		(152,840)		(488,077)		(432,843)
Deferred tax (expense) recovery	(20,265)		251		(48,655)		(29,080)
Unrealized other income (expense) (1)	299		(478)		(1,414)		(823)
Net (loss) earnings from continuing operations	(4,774)		39,794		73,314		(77,645)

Vermilion Energy Inc. ■ Page 10 ■ 2025 Third Quarter Report

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	19,349	68.62	101,924	72.36	209,816	69.77	340,580	75.33
Royalties	(4,387)	(15.56)	(19,060)	(13.53)	(40,386)	(13.43)	(66,713)	(14.76)
Transportation	(1,025)	(3.64)	(3,185)	(2.26)	(6,969)	(2.32)	(9,978)	(2.21)
Operating	(5,587)	(19.81)	(27,381)	(19.44)	(59,285)	(19.71)	(90,315)	(19.98)
General and administration	(4,608)	(16.34)	(6,138)	(4.36)	(19,814)	(6.59)	(18,678)	(4.13)
Corporate income tax expense	—	—	—	—	—	—	(18)	—
Fund flows from discontinued operations	3,742	13.27	46,160	32.77	83,362	27.72	154,878	34.25
Unrealized gain on derivative instruments (1)	11,047		—		—		—
Unrealized foreign exchange gain (loss) (1)	336		140		(101)		430
Unrealized other expense	(3,986)		—		(3,986)		—
Accretion	—		(2,109)		(4,235)		(6,202)
Depletion and depreciation	—		(27,324)		(46,511)		(86,939)
Deferred tax (expense) recovery	(3,808)		(4,964)		54,595		(12,945)
Impairment expense	—		—		(372,386)		—
Net earnings (loss) from discontinued operations	7,331		11,903		(289,262)		49,222

Fund flows from operations	253,810	22.82	275,024	34.78	769,517	23.63	943,085	39.99

Net earnings (loss)	2,557		51,697		(215,948)		(28,423)
(1)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange loss, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Fund flows from operations per basic and diluted share: FFO per basic share and diluted share are non-GAAP ratios. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

Fund flows from operations per boe: Management uses fund flows from operations per boe to assess the profitability of our business units and Vermilion as a whole. Fund flows from operations per boe is calculated by dividing fund flows from operations (total of segments measure) by boe production. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

Free cash flow (FCF) and excess free cash flow (EFCF): Most directly comparable to cash flows from operating activities, FCF is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs and EFCF is comprised of FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. Reconciliation to the primary financial statement measures can be found in the following table.

Vermilion Energy Inc. ■ Page 11 ■ 2025 Third Quarter Report

($M)	Q3 2025	Q3 2024	2025	2024
Cash flows from operating activities	389,453	134,547	810,304	755,164
Changes in non-cash operating working capital	(148,972)	125,145	(71,849)	155,869
Asset retirement obligations settled	13,329	15,332	31,062	32,052
Fund flows from operations	253,810	275,024	769,517	943,085
Drilling and development	(144,791)	(118,809)	(423,493)	(410,457)
Exploration and evaluation	(771)	(2,460)	(19,677)	(11,864)
Free cash flow	108,248	153,755	326,347	520,764
Payments on lease obligations	(3,014)	(7,547)	(10,695)	(19,479)
Asset retirement obligations settled	(13,329)	(15,332)	(31,062)	(32,052)
Excess free cash flow	91,905	130,876	284,590	469,233

Capital expenditures: Most directly comparable to cash flows used in investing activities, capital expenditures is a non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q3 2025	Q3 202 4	2025	2024
Drilling and development	144,791	118,809	423,493	410,457
Exploration and evaluation	771	2,460	19,677	11,864
Capital expenditures	145,562	121,269	443,170	422,321

Payout and payout % of FFO: Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q3 2025	Q3 2024	2025	2024
Dividends declared	19,947	18,642	60,012	56,806
Drilling and development	144,791	118,809	423,493	410,457
Exploration and evaluation	771	2,460	19,677	11,864
Asset retirement obligations settled	13,329	15,332	31,062	32,052
Payout	178,838	155,243	534,244	511,179
% of fund flows from operations	70%	56%	69%	54%

Return on capital employed (ROCE): A non-GAAP ratio, ROCE is a measure that management uses to analyze our profitability and the efficiency of our capital allocation process; the comparable primary financial statement measure is earnings before income taxes. ROCE is calculated by dividing net earnings (loss) before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

	Twelve Months Ended
($M)	Sep 30, 2025	Sep 30, 2024
Net loss	(234,264)	(831,559)
Taxes	(32,898)	(4,597)
Interest expense	129,043	83,550
EBIT	(138,119)	(752,606)
Average capital employed	5,513,299	5,995,108
Return on capital employed	(3) %	(13) %

Adjusted working capital (deficit): Adjusted working capital (deficit) is a non-GAAP financial measure calculated as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used by management to calculate net debt, a capital management measure disclosed below.

Vermilion Energy Inc. ■ Page 12 ■ 2025 Third Quarter Report

	As at
($M)	Sep 30, 2025	Dec 31, 2024
Current assets	394,584	582,326
Current liabilities	(489,424)	(610,590)
Current derivative asset	(44,544)	(40,312)
Current lease liability	10,136	12,206
Current derivative liability	7,180	52,944
Adjusted working capital (deficit)	(122,068)	(3,426)

Acquisitions: Acquisitions is a non-GAAP financial measure and is calculated as the sum of acquisitions, net of cash acquired and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q3 2025	Q3 2024	2025	2024
Acquisitions, net of cash acquired	1,068	1,642	1,087,115	7,471
Shares issued for acquisition	—	—	13,363	—
Acquisition of securities	—	—	—	9,373
Acquired working capital deficit	—	—	23,179	—
Acquisitions	1,068	1,642	1,123,657	16,844

Operating netback: Operating netback is non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses, and when presented on a per unit basis is a non-GAAP ratio. Operating netback is most directly comparable to net earnings (loss). Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Net debt to four quarter trailing fund flows from operations: Management uses net debt (a capital management measure, as defined below) to four quarter trailing fund flows from operations to assess the Company's ability to repay debt. Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio calculated as net debt (capital management measure) divided by fund flows from operations (total of segments measure) from the preceding four quarters.

Capital Management Measure

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Sep 30, 2025	Dec 31, 2024
Long-term debt	1,264,343	963,456
Adjusted working capital (1)	122,068	3,426
Unrealized FX on swapped USD borrowings	(1,658)	—
Net debt	1,384,753	966,882

Ratio of net debt to four quarter trailing fund flows from operations (1)	1.4	0.8
(1)	Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives and current lease liabilities).
(2)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four-quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

Vermilion Energy Inc. ■ Page 13 ■ 2025 Third Quarter Report

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan (“LTIP"), based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q3 2025	Q3 2024
Shares outstanding	153,434	155,348
Potential shares issuable pursuant to the LTIP	4,717	3,564
Diluted shares outstanding	158,151	158,912

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

F&D (finding and development) and FD&A (finding, development and acquisition) costs: used as a measure of capital efficiency, calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period.

Operating Recycle Ratio: A non-GAAP ratio that is calculated by dividing the Operating Netback, excluding realized gain (loss) on derivatives and petroleum resource rent tax, by the cost of adding reserves (F&D and FD&A cost). Management assesses operating recycle ratio as a measure of the reinvestment of earnings.

Vermilion Energy Inc. ■ Page 14 ■ 2025 Third Quarter Report

Management's Discussion and Analysis

The following is Management’s Discussion and Analysis (“MD&A”), dated November 5, 2025, of Vermilion Energy Inc.’s (“Vermilion”, “we”, “our”, “us” or the “Company”) operating and financial results as at and for the three and nine months ended September 30, 2025 compared with the corresponding period in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025, and the audited consolidated financial statements for the years ended December 31, 2024 and 2023, together with the accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025, and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board ("IASB").

The operating results attributable to the Company's Saskatchewan and United States operations have been classified and presented as discontinued operations, with all other operating results presented as continuing operations. The prior period results have been presented to conform with current period presentation. See Note 4 - "Discontinued Operations" of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2025, for additional information.

This MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS® Accounting Standards as issued by the IASB ("IFRS Accounting Standards") and are therefore considered non-GAAP and other specified financial measures. These financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP and other specified financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to “Non-GAAP and Other Specified Financial Measures”.

Product Type Disclosure

Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas" and "shale gas".

In addition, in Supplemental Table 4 "Production", Vermilion provides a reconciliation from total production volumes to product type and also a reconciliation of "crude oil and condensate" and "NGLs" to the product types "light crude oil and medium crude oil" and "natural gas liquids".

Production volumes reported are based on quantities as measured at the first point of sale.

Vermilion Energy Inc. ■ Page 15 ■ 2025 Third Quarter Report

Guidance

On December 19, 2024, Vermilion released the 2025 capital budget and associated production guidance. On March 5, 2025, the Company updated the 2025 capital budget and associated production guidance following the close of the acquisition of Westbrick Energy Ltd. ("Westbrick"), with incremental capital expenditures and production from the acquired assets reflected in guidance for the remainder of the year. On June 5, 2025, the Company provided updated guidance reflecting the removal of all remaining E&D capital associated with the Saskatchewan and United States assets following the announcement of the sale of these assets. On November 5, 2025, the Company tightened 2025 production and E&D capital expenditure guidance and provided updated cost structure guidance, reflecting managements increased certainty on full-year estimates, and released the 2026 capital budget and associated production guidance. The Company’s guidance for 2025 and 2026 is as follows:

Category	2025 Prior (1)	2025 Current (1)	2026 Current (1)
Production (boe/d)	117,000 - 122,000	119,500	118,000 - 122,000
E&D capital expenditures ($MM)	$630 - 660	$630 - 640	$600 - 630
Operating ($/boe)	$13.00 - 14.00	$13.00 - 13.50	$12.25 - 13.25
General and administration ($/boe) (2)	$2.25 - 2.75	$2.25 - 2.75	$1.65 - 2.15
Transportation ($/boe)	$3.00 - 3.50	$3.00 - 3.50	$3.00 - 3.50
Royalty rate (% of sales)	8 - 10%	8 - 9%	7 - 9%
Cash taxes (% of pre-tax FFO)	4 - 8%	3 - 7%	2 - 6%
Asset retirement obligations settled ($MM)	$60	$60	$55
Payments on lease obligations ($MM)	$15	$15	$10
(1)	Prior 2025 guidance reflects foreign exchange assumptions of CAD/USD 1.43, CAD/EUR 1.51, and CAD/AUD 0.90. Current 2025 guidance reflects foreign exchange assumptions of CAD/USD 1.40, CAD/EUR 1.58, and CAD/AUD 0.90. Current 2026 guidance reflects foreign exchange assumptions of CAD/USD 1.38, CAD/EUR 1.63, and CAD/AUD 0.91.

(2)	General and administration expense exclusive of expected cash-settled equity based compensation of $0.15 - 0.20/boe.

Vermilion Energy Inc. ■ Page 16 ■ 2025 Third Quarter Report

Consolidated Results Overview

	Q3 2025	Q3 2024	Q3/25 vs. Q3/24	YTD 2025	YTD 2024	2025 vs. 2024
Production (1)
Crude oil and condensate (bbls/d)	28,197	29,837	(6)%	32,662	31,797	3%
NGLs (bbls/d)	10,985	7,547	46%	10,943	7,264	51%
Natural gas (mmcf/d)	479.28	280.73	71%	455.08	274.93	66%
Total (boe/d)	119,062	84,173	41%	119,451	84,881	41%
(Draw) build in inventory (mbbls)	(163)	(164)		56	(324)
Financial metrics
Fund flows from continuing operations ($M) (2)	250,068	228,864	9%	686,155	788,207	(13)%
Fund flows from discontinued operations ($M) (2) (7)	3,742	46,160	(92)%	83,362	154,878	(46)%
Fund flows from operations ($M) (2)	253,810	275,024	(8)%	769,517	943,085	(18)%
Fund flows from operations per share	1.65	1.76	(6)%	5.00	5.93	(16)%
Net (loss) earnings from continuing operations	(4,774)	39,794	N/A	73,314	(77,645)	N/A
Net earnings (loss) from discontinued operations (7)	7,331	11,903	(38)%	(289,262)	49,222	N/A
Net earnings (loss) ($M)	2,557	51,697	N/A	(215,948)	(28,423)	660%
Net (loss) earnings per share - continuing operations	(0.03)	0.25	N/A	0.48	(0.49)	N/A
Net earnings (loss) per share - discontinued operations (7)	0.05	0.08	(38)%	(1.88)	0.31	N/A
Net loss per share	0.02	0.33	(94)%	(1.40)	(0.18)	678%
Cash flows from operating activities ($M)	389,453	134,547	190%	810,304	755,164	7%
Free cash flow ($M) (3)	108,248	153,755	(30)%	326,347	520,764	(37)%
Long-term debt ($M)	1,264,343	903,354	40%	1,264,343	903,354	40%
Net debt ($M) (4)	1,384,753	833,331	66%	1,384,753	833,331	66%
Cash dividends ($/share)	0.13	0.12	8%	0.39	0.36	8%
Activity
Capital expenditures ($M) (5)	145,562	121,269	20%	443,170	422,321	5%
Acquisitions ($M) (6)	1,068	1,642	(35)%	1,123,657	16,844	6,571%
Dispositions ($M) (7)	483,525	—	N/A	483,525	—	N/A
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.
(2)	Fund flows from operations (FFO) and FFO per share are a total of segments measure and supplementary financial measure most directly comparable to net earnings (loss) and net earnings (loss) per share, respectively. The measures do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. FFO is comprised of sales less royalties, transportation, operating, general and administrative (G&A), corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, plus realized gain (loss) on foreign exchange and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. A reconciliation to the primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.
(3)	Free cash flow (FCF) is a non-GAAP financial measure most directly comparable to cash flows from operating activities; it does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. FCF is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. A reconciliation to primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(4)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset. A reconciliation to the primary financial statement measures can be found within the "Financial Position Review" section of this MD&A.
(5)	Capital expenditures is a non-GAAP financial measure that does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. A reconciliation to the primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(6)	Acquisitions is a non-GAAP financial measure that does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of acquisitions, net of cash and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity. A reconciliation to the acquisitions line item in the Consolidated Statements of Cash Flows can be found in "Supplemental Table 3: Capital Expenditures and Acquisitions" section of this MD&A.
(7)	Refer to the "North America" section of this MD&A for additional information on discontinued operations.

Vermilion Energy Inc. ■ Page 17 ■ 2025 Third Quarter Report

Financial performance review

Q3 2025 vs. Q3 2024

•	We recorded a net earnings of $2.6 million ($0.02/basic share) for Q3 2025 compared to $51.7 million ($0.33/basic share) in Q3 2024. The change in net earnings was primarily due to higher deferred taxes, the foreign exchange impact on our US denominated senior notes and Euro denominated intercompany loans, depletion and depreciation on higher production, and a net loss recognized on discontinued operations. The decrease was partially offset by higher fund flows from operations on the newly acquired production from the Westbrick assets and favourable changes in our mark-to-market derivative position.

Vermilion Energy Inc. ■ Page 18 ■ 2025 Third Quarter Report

•	Cash flows from operating activities were $389.5 million in Q3 2025 compared to $134.5 million in Q3 2024, while fund flows from operations decreased to $253.8 million in Q3 2025 from $275.0 million in Q3 2024. The decrease in FFO was primarily driven by lower pricing and higher interest expenses due to a higher long-term debt balance, partially offset by stronger operational performance from the Westbrick assets acquired and new wells coming on production offsetting dispositions. Variances between cash flows from operating activities and fund flows from operations are primarily driven by working capital timing differences, including lower tax liabilities at the end of Q3 2025.

Q3 2025 YTD vs. Q3 2024 YTD

•	For the nine months ended September 30, 2025, we recorded a net loss of $215.9 million compared to $28.4 million for the comparable period in 2024. The increase in net loss was primarily attributable to impairment taken on disposed assets and lower fund flows from operations driven by lower realized gains on derivative contracts. The increase was partially offset by favourable changes in our mark-to-market derivative position, primarily on our European natural gas contracts and the foreign exchange impact on our US denominated senior notes and Euro denominated intercompany loan. The foreign exchange loss on our Euro denominated intercompany loan is offset against the favourable currency translation adjustments recognized within other comprehensive income (loss).

Vermilion Energy Inc. ■ Page 19 ■ 2025 Third Quarter Report

•	For the nine months ended September 30, 2025 as compared to the same period in 2024, cash flows from operating activities increased by $55.1 million to $810.3 million and FFO decreased by $173.6 million to $769.5 million. The decrease in FFO was primarily driven by a reduction in realized gains on derivative contracts of $195.9 million and higher interest expense on Q1 refinancing activities. This was partially offset by stronger operational performance driven by the Westbrick acquisition, and improved commodity pricing. Variances between cash flows from operating activities and fund flows from operations are primarily driven by working capital timing differences.

Production review

Q3 2025 vs. Q3 2024

•	Consolidated average production increased 41% to 119,062 boe/d in Q3 2025 compared to Q3 2024 production of 84,173 boe/d. Production increased as a result of the Westbrick acquisition which closed at the end of February 2025, combined with increased production in Australia, Germany and Central and Eastern Europe. The increases were partially offset by the United States and Saskatchewan dispositions and natural well decline in Ireland.

2025 vs. 2024

•	Consolidated average production increased to 119,451 boe/d in the nine months ended September 30, 2025 compared to the prior year comparative period production of 84,881 boe/d. Production increased primarily as a result of the Westbrick acquisition, partially offset by the United States and Saskatchewan dispositions.

Activity review

For the three months ended September 30, 2025, capital expenditures were $145.6 million.

•	In our North America core region, we invested capital expenditures of $90.4 million, primarily within our liquids-rich gas assets in Canada:
•	In the Deep Basin, we drilled thirteen (12.4 net), completed twelve (11.3 net), and brought on production three (2.4 net) liquids-rich conventional natural gas wells. The Company elected to defer start-up of several drilled and completed wells to Q4 2025 in response to weak commodity pricing in Q3 2025.
•	In the Montney, we brought on production one (1.0 net) liquids-rich shale gas well and invested in facilities and maintenance on our Mica asset.
•	Vermilion completed the disposition of the Saskatchewan and United States assets in July 2025.

Vermilion Energy Inc. ■ Page 20 ■ 2025 Third Quarter Report

•	In our International core region, capital expenditures of $55.2 million were invested:
•	In Germany, we invested $12.2 million, primarily in facilities to continue to advance our deep gas exploration program.
•	In the Netherlands, we invested $19.4 million, primarily to drill two (1.2 net) conventional natural gas wells. Both wells encountered commercial hydrocarbons and are scheduled for completion, tie-in, and production in Q4 2025.
•	In France, we invested $10.6 million, primarily on subsurface maintenance and facilities activities.
•	In Australia, $10.9 million was invested primarily on facilities activities.
•	In Central and Eastern Europe, we invested $1.0 million, primarily on maintenance activities.
•	In Ireland, $1.0 million was invested on facilities.

Financial sustainability review

Free cash flow

•	Free cash flow decreased by $194.4 million to $326.3 million for the nine months ended September 30, 2025 compared to the prior year period primarily due to lower fund flows from operations driven by lower realized gains on derivative contracts and lower fund flows from discontinued operations, partially offset by stronger operational performance from the Westbrick assets acquired.

Long-term debt and net debt

•	As at September 30, 2025, long-term debt increased to $1.3 billion (December 31, 2024 - $1.0 billion) primarily due to financing activities related to the $1.1 billion Westbrick acquisition. This increase was partially offset by proceeds received from the disposition of non-core assets in the United States and Saskatchewan. During the nine months ended September 30, 2025, a $450.0 million term loan was drawn and subsequently repaid, we issued $563.0 million (US $400.0 million) 2033 senior unsecured notes to finance the repayment of our $399.5 million (US $300.0 million) 2025 senior unsecured notes which matured in the first quarter, a net draw was made on our revolving credit facility of $196.9 million and we repurchased $27.7 million of our 2030 senior unsecured notes. Long-term debt also decreased on the foreign exchange impact of the US dollar weakening against the Canadian dollar on our US denominated senior unsecured notes.
•	As at September 30, 2025, net debt totaled $1.4 billion, or an increase of $0.4 billion from December 31, 2024. The increase was primarily driven by the financing of the Westbrick acquisition in Q1 2025, partially offset by proceeds from the disposition of our U.S. and Saskatchewan assets and strong free cash flow generation.
•	The ratio of net debt to four quarter trailing fund flows from operations(1) increased to 1.4 as at September 30, 2025 (December 31, 2024 - 0.8) primarily due to higher net debt on the 2025 acquisition and disposition activity.

(1)	Net debt to four quarter trailing fund flows from operations is a supplementary financial measure that does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. It is calculated as net debt (capital measure) over the FFO from the preceding four quarters (total of segments measure). The measure is used to assess our ability to repay debt. Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four-quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

Vermilion Energy Inc. ■ Page 21 ■ 2025 Third Quarter Report

Benchmark Commodity Prices

	Q3 2025	Q3 2024	Q3/25 vs. Q3/24	YTD 2025	YTD 2024	2025 vs. 2024
Natural gas
North America
AECO 5A ($/mcf)	0.63	0.69	(9)%	1.50	1.45	3%
AECO 7A ($/mcf)	1.00	0.81	23%	1.70	1.43	19%
Henry Hub ($/mcf)	4.23	2.94	44%	4.74	2.85	66%
Henry Hub (US $/mcf)	3.07	2.16	42%	3.39	2.10	61%
Europe (1)
NBP Day Ahead ($/mmbtu)	14.80	14.51	2%	17.23	13.14	31%
NBP Month Ahead ($/mmbtu)	15.31	14.78	4%	17.86	13.41	33%
NBP Day Ahead (#eu#/mmbtu)	9.20	9.68	(5)%	11.02	8.89	24%
NBP Month Ahead (#eu#/mmbtu)	9.51	9.86	(4)%	11.43	9.07	26%
TTF Day Ahead ($/mmbtu)	15.30	15.52	(1)%	17.53	13.62	29%
TTF Month Ahead ($/mmbtu)	16.20	15.42	5%	18.23	13.70	33%
TTF Day Ahead (#eu#/mmbtu)	9.50	10.35	(8)%	11.21	9.21	22%
TTF Month Ahead (#eu#/mmbtu)	10.06	10.29	(2)%	11.66	9.26	26%
Crude oil
WTI ($/bbl)	89.44	102.41	(13)%	93.30	105.49	(12)%
WTI (US $/bbl)	64.93	75.10	(14)%	66.70	77.54	(14)%
Edmonton Sweet index ($/bbl)	86.41	97.83	(12)%	88.63	98.40	(10)%
Edmonton Sweet index (US $/bbl)	62.73	71.74	(13)%	63.36	72.33	(12)%
Saskatchewan LSB index ($/bbl)	84.77	95.75	(11)%	87.05	96.51	(10)%
Saskatchewan LSB index (US $/bbl)	61.54	70.21	(12)%	62.23	70.94	(12)%
Canadian C5+ Condensate index ($/bbl)	86.62	97.10	(11)%	91.50	100.28	(9)%
Canadian C5+ Condensate index (US $/bbl)	62.88	71.20	(12)%	65.41	73.71	(11)%
Dated Brent ($/bbl)	95.14	109.34	(13)%	99.10	112.63	(12)%
Dated Brent (US $/bbl)	69.07	80.18	(14)%	70.85	82.79	(14)%
Average exchange rates
CAD/USD	1.38	1.36	1%	1.40	1.36	3%
CAD/EUR	1.61	1.50	7%	1.56	1.48	5%
Realized prices
Crude oil and condensate ($/bbl)	91.93	103.55	(11)%	91.80	105.54	(13)%
NGLs ($/bbl)	22.99	27.49	(16)%	26.01	30.99	(16)%
Natural gas ($/mcf)	4.36	6.57	(34)%	5.48	6.13	(11)%
Total ($/boe)	42.18	61.97	(32)%	48.28	62.63	(23)%
(1)	NBP and TTF pricing can occur on a day-ahead ("DA") or month-ahead ("MA") basis. DA prices in a period reflect the average current day settled price on the next days' delivery and MA prices in a period represent daily one month futures contract prices which are determined at the end of each month. In a rising price environment, the DA price will tend to be greater than the MA price and vice versa. Natural gas in the Netherlands and Germany is benchmarked to the TTF and production is generally equally split between DA and MA contracts. Natural gas in Ireland is benchmarked to the NBP and is sold on DA contracts.

As an internationally diversified producer, we are exposed to a range of commodity prices. In our North America core region, our crude oil is sold at benchmarks linked to WTI (including the Edmonton Sweet index, the Saskatchewan LSB index, and the Canadian C5+ index) and our natural gas is sold at benchmarks linked to the AECO index (in Canada) or the Henry Hub ("HH") index (in the United States). In our International core region, our crude oil is sold with reference to Dated Brent and our natural gas is sold with reference to NBP, TTF, or indices highly correlated to TTF.

Vermilion Energy Inc. ■ Page 22 ■ 2025 Third Quarter Report

•	Crude oil prices decreased in Q3 2025 relative to Q3 2024 on heightened macroeconomic uncertainty from tariff announcements, risk to global GDP growth, and consensus views of global stockpiles growing in Q4 2025 and 2026. Canadian dollar WTI and Dated Brent both decreased by 13% in Q3 2025 relative to Q3 2024.
•	In Canadian dollar terms, year-over-year, the Edmonton Sweet differential tightened by $1.55/bbl to a discount of $3.03/bbl against WTI, and the Saskatchewan LSB differential tightened by $1.91/bbl to a discount of $4.67/bbl against WTI. These differentials have tightened due to decreased supply as a result of additional TMX flows off the Canadian West coast. In addition, seasonally low crude inventory in Western Canada and low levels of apportionment on pipelines into the United States have contributed to stronger Canadian differentials.
•	Approximately 36% of Vermilion’s Q3 2025 crude oil and condensate production was priced at the Dated Brent index, which averaged a premium to WTI of US$4.14/bbl, while the remainder of our crude oil and condensate production was priced at the Saskatchewan LSB, Canadian C5+, Edmonton Sweet, and WTI indices.

•	In Canadian dollar terms, year-over-year, prices for European natural gas at NBP and TTF increased by 31% and 29% respectively on a day ahead basis. On a month ahead basis, both NBP and TTF increased by 33% . Prices increased in response to higher demand coming from the global LNG market, termination of Russian gas exports to Europe through Ukraine as of January 1, 2025, and below average storage levels due to a colder winter leading to high withdrawals.
•	Year-over-year natural gas prices in Canadian dollar terms at NYMEX HH increased by 66% and AECO 7A increased by 19%. AECO prices increased in Q1 2025 due to strong winter storage withdrawals. In contrast, NYMEX Henry Hub performed relatively better, supported by growing U.S. natural gas demand and expanding LNG exports in early 2025.
•	For Q3 2025, average European natural gas prices represented a $14.77/mcf premium to AECO 5A. Approximately 22% of our natural gas production in Q3 2025 benefited from this premium European pricing (Q3 2024 - 41%). The decrease in our realized natural gas price from the prior period is primarily due to increased North American natural gas pricing exposure on Westbrick assets acquired in Q1 2025.

Vermilion Energy Inc. ■ Page 23 ■ 2025 Third Quarter Report

North America

During the second quarter of 2025, Vermilion entered into agreements to dispose of the Company's non-core assets in Saskatchewan and the United States, which were subsequently sold in the third quarter of 2025. As a result, the operating results for these assets have been presented as discontinued operations throughout this MD&A in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Please refer to Note 4 "Discontinued operations" of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 for additional information. As a result, the continuing operations in North America consist of our Deep Basin and Mica Montney Canadian assets.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Production (1)
Crude oil and condensate (bbls/d)	13,896	8,181	12,674	7,715
NGLs (bbls/d)	10,579	5,715	9,792	5,431
Natural gas (mmcf/d)	367.36	148.37	337.25	145.92
Production from continuing operations (boe/d)	85,698	38,625	78,673	37,460
Production from discontinued operations (boe/d)	3,065	15,311	11,016	16,501
Total production volume (boe/d)	88,763	53,936	89,689	53,961
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	177,462	22.51	99,880	28.11	556,095	25.89	306,530	29.87
Royalties	(10,932)	(1.39)	(11,432)	(3.22)	(45,911)	(2.14)	(32,312)	(3.15)
Transportation	(23,302)	(2.96)	(12,289)	(3.46)	(62,496)	(2.91)	(30,953)	(3.02)
Operating	(54,943)	(6.97)	(31,556)	(8.88)	(160,344)	(7.47)	(106,780)	(10.40)
General and administration (1)	(7,117)	(0.90)	706	0.20	(36,514)	(1.70)	(7,645)	(0.74)
Corporate income tax recovery (expense) (1)	(2,132)	(0.27)	(1,676)	(0.47)	(4,892)	(0.23)	(711)	(0.07)
Fund flows from continuing operations	79,036	10.02	43,633	12.28	245,938	11.44	128,129	12.49
Drilling and development	(92,293)		(54,522)		(257,656)		(215,969)
Free cash flow from continuing operations	(13,257)		(10,889)		(11,718)		(87,840)
(1)	General and administration includes amounts from our Corporate segment. Corporate income tax expense primarily relates to income taxes on Corporate segment activities.

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	19,349	68.62	101,924	72.36	209,816	69.77	340,580	75.33
Royalties	(4,387)	(15.56)	(19,060)	(13.53)	(40,386)	(13.43)	(66,713)	(14.76)
Transportation	(1,025)	(3.64)	(3,185)	(2.26)	(6,969)	(2.32)	(9,978)	(2.21)
Operating	(5,587)	(19.81)	(27,381)	(19.44)	(59,285)	(19.71)	(90,315)	(19.98)
General and administration	(4,608)	(16.34)	(6,138)	(4.36)	(19,814)	(6.59)	(18,678)	(4.13)
Corporate income taxes	—	—	—	—	—	—	(18)	—
Fund flows from discontinued operations	3,742	13.27	46,160	32.77	83,362	27.72	154,878	34.25
Drilling and development	1,879		(23,649)		(21,609)		(60,231)
Free cash flow from discontinued operations	5,621		22,511		61,753		94,647

Production from Vermilion's North American operations averaged 88,763 boe/d in Q3 2025, representing a 17% decrease from Q2 2025. The decline was primarily due to the divestiture of assets in Saskatchewan and the United States, which closed in July 2025. Additional contributing factors included shut-in gas volumes, the deferral of new well start-ups and the impact of planned turnaround activity.

In Q3 2025, Vermilion drilled thirteen (12.4 net), completed twelve (11.3 net), and brought on production three (2.4 net) liquids-rich conventional natural gas wells in the Deep Basin and brought on production one (1.0 net) liquids-rich shale gas well in the Montney.

Vermilion Energy Inc. ■ Page 24 ■ 2025 Third Quarter Report

Sales

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Canada	177,462	22.51	99,880	28.11	556,095	25.89	306,530	29.87
Discontinued operations:
Canada	7,663	73.64	70,900	75.95	146,564	72.08	228,930	77.51
United States	11,686	65.67	31,024	65.30	63,252	64.94	111,650	71.23
Total discontinued operations	19,349	68.62	101,924	72.36	209,816	69.77	340,580	75.33
North America	196,811	24.10	201,804	40.67	765,911	31.28	647,110	43.77

Sales in North America increased for the nine months ended September 30, 2025 compared to the prior year primarily due to increased production in Alberta from the Westbrick acquisition, and in British Columbia with fifteen Mica Montney wells brought online in 2024 and thirteen in the first nine months of 2025. The increase was partially offset by decreased production in Saskatchewan and the United States due to disposition activity. Sales in North America decreased for the three months ended September 30, 2025 compared to the prior year primarily due to the Saskatchewan and United States dispositions that closed early in the quarter, partially offset by increased production in Alberta from the Westbrick acquisition. Sales decreased on a per boe basis for the three and nine months ended September 30, 2025 compared to the prior year periods primarily due to change in product mix on the acquisition and disposition activity.

Royalties

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
Canada	(10,932)	(1.39)	(11,432)	(3.21)	(45,911)	(2.14)	(32,312)	(3.12)
Discontinued operations:
Canada	(948)	(9.11)	(10,782)	(11.55)	(22,544)	(11.09)	(34,623)	(11.72)
United States	(3,439)	(19.33)	(8,278)	(17.42)	(17,842)	(18.32)	(32,090)	(20.47)
Total discontinued operations	(4,387)	(15.56)	(19,060)	(13.53)	(40,386)	(13.43)	(66,713)	(14.76)
North America	(15,319)	(1.88)	(30,492)	(6.14)	(86,297)	(3.52)	(99,025)	(6.70)
Royalty rate (% of sales)
Canada	6.2%		11.4%		8.3%		10.5%
Discontinued operations	22.7%		18.7%		19.2%		19.6%

Royalties in North America decreased on a dollar basis for the three and nine months ended September 30, 2025 compared to the same periods in the prior year primarily due to decreased crude production in Saskatchewan and the United States following the dispositions that closed early in the quarter and lower realized liquids pricing. The decrease was partially offset by royalties on production from the Westbrick acquisition in Q1 2025. Royalties decreased on a per unit basis for the three and nine months ended September 30, 2025 primarily due to lower realized crude prices and the higher gas weighting in our production mix following the Westbrick acquisition, subject to lower royalty rates relative to liquids.

Transportation

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
Canada	(23,302)	(2.96)	(12,289)	(3.45)	(62,496)	(2.91)	(30,953)	(2.99)
Discontinued operations:
Canada	(722)	(6.94)	(2,790)	(2.99)	(6,347)	(3.12)	(8,653)	(2.93)
United States	(303)	(1.70)	(395)	(0.83)	(622)	(0.64)	(1,325)	(0.85)
Total discontinued operations	(1,025)	(3.64)	(3,185)	(2.26)	(6,969)	(2.32)	(9,978)	(2.21)
North America	(24,327)	(2.98)	(15,474)	(3.12)	(69,465)	(2.84)	(40,931)	(2.77)

Transportation expense in North America increased on a dollar basis for the three and nine months ended September 30, 2025 compared to the prior year comparable periods primarily due to transportation costs on acquired Westbrick assets in Q1 2025, partially offset by decreased transportation costs in Saskatchewan and the United States on disposal in early Q3 2025. On a per boe basis, transportation expense decreased for the three months ended September 30, 2025, primarily due to lower per unit costs on acquired production and increased for the nine months ended September 30, 2025, impacted by higher pipeline fees in British Columbia.

Vermilion Energy Inc. ■ Page 25 ■ 2025 Third Quarter Report

Operating expense

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Canada	(54,943)	(6.97)	(31,556)	(8.87)	(160,344)	(7.47)	(106,780)	(10.31)
Discontinued operations:
Canada	(2,503)	(24.05)	(21,281)	(22.80)	(42,694)	(21.00)	(69,655)	(23.58)
United States	(3,084)	(17.33)	(6,100)	(12.84)	(16,591)	(17.03)	(20,660)	(13.18)
Total discontinued operations	(5,587)	(19.81)	(27,381)	(19.44)	(59,285)	(19.71)	(90,315)	(19.98)
North America	(60,530)	(7.41)	(58,937)	(11.88)	(219,629)	(8.97)	(197,095)	(13.33)

Operating expenses in North America increased for the three and nine months ended September 30, 2025, mainly due to the Westbrick acquisition in the first quarter of 2025, partially offset by lower expenses in Saskatchewan and the U.S. from the asset dispositions recently completed and reduced costs in British Columbia for downhole maintenance, trucking, and gas processing. Operating expense decreased on a per boe basis for the three and nine months ended September 30, 2025, primarily due to lower per unit operating costs on increased production impacted by the Westbrick acquisition and new wells coming on production in British Columbia.

Vermilion Energy Inc. ■ Page 26 ■ 2025 Third Quarter Report

International

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Production (1)
Crude oil and condensate (bbls/d)	12,248	10,792	12,047	12,314
Natural gas (mmcf/d)	108.29	116.66	106.28	111.62
Total production volume (boe/d)	30,299	30,237	29,762	30,920
Total sales volume (boe/d)	32,069	32,024	29,561	32,106
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
Sales	272,040	92.21	288,291	97.85	805,934	99.87	829,945	94.34
Royalties	(16,466)	(5.58)	(12,246)	(4.16)	(40,846)	(5.06)	(38,876)	(4.42)
Transportation	(11,550)	(3.91)	(11,219)	(3.81)	(34,209)	(4.24)	(34,041)	(3.87)
Operating	(83,541)	(28.32)	(79,869)	(27.11)	(215,044)	(26.65)	(231,252)	(26.29)
General and administration	(11,910)	(4.04)	(16,371)	(5.56)	(36,238)	(4.49)	(45,720)	(5.20)
Corporate income tax expense	(2,544)	(0.86)	(11,031)	(3.74)	(29,959)	(3.71)	(49,716)	(5.65)
PRRT	(1,663)	(0.56)	(507)	(0.17)	(5,436)	(0.67)	(14,928)	(1.70)
Fund flows from operations	144,366	48.94	157,048	53.30	444,202	55.05	415,412	47.21
Drilling and development	(54,377)		(40,638)		(144,228)		(134,257)
Exploration and evaluation	(771)		(2,460)		(19,677)		(11,864)
Free cash flow	89,218		113,950		280,297		269,291

Production from Vermilion's International operations averaged 30,299 boe/d in Q3 2025, an increase of 2% from the previous quarter due to strong performance across the International business units.

In the Netherlands, Vermilion drilled two (1.2 net) conventional natural gas wells. Both wells discovered commercial hydrocarbons and are planned to be completed, tied in and brought on production in Q4 2025. In Germany, the Osterheide well (1.0 net) that was brought on production at the end of Q1 2025 continued to produce at a restricted rate of approximately 1,100 boe/d in Q3 2025, driven by strong local demand.

Sales

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
Australia	53,755	109.46	47,661	128.84	105,440	113.32	155,274	130.39
France	56,583	92.97	67,888	108.26	172,126	94.01	240,540	111.43
Netherlands	24,715	79.46	34,204	88.18	95,789	94.51	99,711	77.59
Germany	50,924	86.39	43,063	88.79	149,063	95.08	103,404	80.74
Ireland	66,250	88.48	79,333	87.60	235,030	103.68	213,590	79.23
Central and Eastern Europe	19,813	98.38	16,142	94.59	48,486	105.25	17,426	93.67
International	272,040	92.21	288,291	97.85	805,934	99.87	829,945	94.34

As a result of changes in inventory levels, our sales volumes for crude oil in Australia, France, and Germany may differ from our production volumes in those business units. The following table provides the crude oil sales volumes (consisting entirely of "light crude oil and medium crude oil") for those jurisdictions.

Crude oil sales volumes (bbls/d)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Australia	5,338	4,021	3,408	4,346
France	6,615	6,816	6,707	7,878
Germany	2,038	1,704	1,698	1,191
International	13,991	12,541	11,813	13,415

Vermilion Energy Inc. ■ Page 27 ■ 2025 Third Quarter Report

Sales decreased on a dollar and per boe basis for the three months ended September 30, 2025 compared to the prior year primarily due to the lower realized liquids commodity prices. For the nine months ended September 30, 2025, sales decreased on a dollar basis compared to the prior year primarily due to the timing of inventory combined with lower realized crude oil pricing. Sales on a per boe basis for the nine months ended September 30, 2025 increased compared to the prior year primarily due to higher realized gas pricing partially offset by lower realized oil pricing.

Royalties

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
France	(8,605)	(14.14)	(8,538)	(13.62)	(24,929)	(13.62)	(31,873)	(14.77)
Netherlands	—	—	—	—	(10)	(0.01)	(217)	(0.17)
Germany	(3,806)	(6.46)	(1,348)	(2.78)	(8,135)	(5.19)	(4,138)	(3.23)
Central and Eastern Europe	(4,055)	(20.13)	(2,360)	(13.83)	(7,772)	(16.87)	(2,648)	(14.23)
International	(16,466)	(5.58)	(12,246)	(4.16)	(40,846)	(5.06)	(38,876)	(4.42)
Royalty rate (% of sales)	6.1%		4.2%		5.1%		4.7%

Royalties in our International core region are primarily incurred in France, Germany, the Netherlands and Croatia, where royalties, depending on jurisdiction, include charges based on a percentage of sales and fixed per boe charges. Our production in Australia and Ireland is not subject to royalties.

Royalties on a per boe basis increased for the three and nine months ended September 30, 2025, primarily due to higher sales volumes in Germany and Croatia. Royalties increased on a dollar basis for the three and nine months ended September 30, 2025 primarily due to higher royalties on the Osterheide startup volumes in Germany and higher production volumes from the SA-10 block in Croatia, which carried higher associated royalty rates.

Transportation

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
France	(5,223)	(8.58)	(5,712)	(9.11)	(16,683)	(9.11)	(17,476)	(8.10)
Germany	(3,997)	(6.78)	(3,210)	(6.62)	(10,706)	(6.83)	(8,788)	(6.86)
Ireland	(2,330)	(3.11)	(2,297)	(2.54)	(6,820)	(3.01)	(7,777)	(2.88)
International	(11,550)	(3.91)	(11,219)	(3.81)	(34,209)	(4.24)	(34,041)	(3.87)

Transportation expense for the three and nine months ended September 30, 2025 remained relatively flat on a dollar basis compared to the prior year. On a per boe basis, transportation expense increased slightly for the nine months ended September 30, 2025 compared to the prior year primarily due to higher vessel costs in France.

Our production in Australia, Netherlands and Central and Eastern Europe is not subject to transportation expense.

Operating expense

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$boe	$M	$boe
Australia	(30,230)	(61.56)	(28,521)	(77.10)	(55,423)	(59.56)	(69,481)	(58.35)
France	(16,251)	(26.70)	(14,733)	(23.49)	(49,385)	(26.97)	(50,779)	(23.52)
Netherlands	(8,869)	(28.51)	(7,887)	(20.33)	(26,404)	(26.05)	(29,206)	(22.73)
Germany	(14,388)	(24.41)	(14,394)	(29.68)	(40,174)	(25.62)	(39,585)	(30.91)
Ireland	(13,196)	(17.62)	(13,632)	(15.05)	(41,014)	(18.09)	(40,689)	(15.09)
Central and Eastern Europe	(607)	(3.01)	(702)	(4.11)	(2,644)	(5.74)	(1,512)	(8.13)
International	(83,541)	(28.32)	(79,869)	(27.11)	(215,044)	(26.65)	(231,252)	(26.29)

Operating expenses increased on a dollar and per boe basis for the three months ended September 30, 2025 compared to same period in the prior year primarily due to higher sales volumes in Australia, higher fuel and electricity costs in France and a gas processing recovery recognized in the Netherlands in the prior year period. During the nine months ended September 30, 2025, operating expenses decreased on a dollar basis primarily due to lower sales volumes in Australia, combined with lower fuel and electricity fees in the Netherlands. On a per boe basis, operating expenses remained relatively flat for the nine months ended September 30, 2025 compared to the prior year.

Vermilion Energy Inc. ■ Page 28 ■ 2025 Third Quarter Report

Consolidated Financial Performance Review

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	449,502	41.49	388,171	59.72	1,362,029	46.10	1,136,475	59.62
Royalties	(27,398)	(2.53)	(23,678)	(3.64)	(86,757)	(2.94)	(71,188)	(3.73)
Transportation	(34,852)	(3.22)	(23,508)	(3.62)	(96,705)	(3.27)	(64,994)	(3.41)
Operating	(138,484)	(12.78)	(111,425)	(17.14)	(375,388)	(12.70)	(338,032)	(17.73)
General and administration	(19,027)	(1.76)	(15,665)	(2.41)	(72,752)	(2.46)	(53,365)	(2.80)
Corporate income tax expense	(4,676)	(0.43)	(12,707)	(1.96)	(34,851)	(1.18)	(50,427)	(2.65)
Petroleum resource rent tax	(1,663)	(0.15)	(507)	(0.08)	(5,436)	(0.18)	(14,928)	(0.78)
Interest expense	(34,408)	(3.18)	(21,187)	(3.26)	(105,078)	(3.56)	(60,641)	(3.18)
Equity based compensation	—	—	—	—	(5,692)	(0.19)	(14,361)	(0.75)
Realized gain on derivatives	61,793	5.70	49,891	7.68	120,611	4.08	316,523	16.61
Realized foreign exchange (loss) gain	(882)	(0.08)	1,155	0.18	1,130	0.04	5,293	0.28
Realized other income (expense)	163	0.02	(1,676)	(0.26)	(14,956)	(0.51)	(2,148)	(0.11)
Fund flows from continuing operations	250,068	23.08	228,864	35.21	686,155	23.23	788,207	41.37
Equity based compensation	(5,937)		(6,412)		(13,154)		(8,070)
Unrealized gain (loss) on derivative instruments (1)	5,511		(1,052)		62,405		(315,585)
Unrealized foreign exchange loss (1)	(41,507)		(11,522)		(71,519)		(30,384)
Accretion	(18,910)		(17,017)		(52,427)		(49,067)
Depletion and depreciation	(174,033)		(152,840)		(488,077)		(432,843)
Deferred tax (expense) recovery	(20,265)		251		(48,655)		(29,080)
Unrealized other income (expense) (1)	299		(478)		(1,414)		(823)
Net (loss) earnings from continuing operations	(4,774)		39,794		73,314		(77,645)

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	19,349	68.62	101,924	72.36	209,816	69.77	340,580	75.33
Royalties	(4,387)	(15.56)	(19,060)	(13.53)	(40,386)	(13.43)	(66,713)	(14.76)
Transportation	(1,025)	(3.64)	(3,185)	(2.26)	(6,969)	(2.32)	(9,978)	(2.21)
Operating	(5,587)	(19.81)	(27,381)	(19.44)	(59,285)	(19.71)	(90,315)	(19.98)
General and administration	(4,608)	(16.34)	(6,138)	(4.36)	(19,814)	(6.59)	(18,678)	(4.13)
Corporate income tax expense	—	—	—	—	—	—	(18)	—
Fund flows from discontinued operations	3,742	13.27	46,160	32.77	83,362	27.72	154,878	34.25
Unrealized gain on derivative instruments (1)	11,047		—		—		—
Unrealized foreign exchange gain (loss) (1)	336		140		(101)		430
Accretion	—		(2,109)		(4,235)		(6,202)
Depletion and depreciation	—		(27,324)		(46,511)		(86,939)
Deferred tax (expense) recovery	(3,808)		(4,964)		54,595		(12,945)
Unrealized other expense	(3,986)		—		(3,986)		—
Impairment expense	—		—		(372,386)		—
Net earnings (loss) from discontinued operations	7,331		11,903		(289,262)		49,222

Fund flows from operations	253,810	22.82	275,024	34.78	769,517	23.63	943,085	39.99

Net earnings (loss)	2,557		51,697		(215,948)		(28,423)
(1)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange loss, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Fluctuations in fund flows from operations, including fund flows from continuing operations and fund flows from discontinued operations may occur as a result of changes in production levels, commodity prices, and costs to produce petroleum and natural gas. In addition, fund flows from operations may be affected by the timing of crude oil shipments in Australia and France. When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet. When the crude oil inventory is subsequently drawn down, the related expenses are recognized within profit or loss.

Vermilion Energy Inc. ■ Page 29 ■ 2025 Third Quarter Report

General and administration

•	For the three months ended September 30, 2025, general and administration expense increased compared to the same period in the prior year due to restructuring costs incurred in Canada. General and administration expense increased for the nine months ended September 30, 2025 compared to the comparable period in 2024 primarily due to transaction costs related to the Westbrick acquisition and restructuring costs in Canada.

Equity based compensation

•	Equity based compensation included within funds flow from operations primarily relates to the settlement of withholding taxes on long-term incentives granted to directors, officers, and employees under security-based arrangements via cash, which were previously settled through the issuance and sale of shares from Treasury. Equity based compensation settled in cash decreased for the nine months ended September 30, 2025 compared to the same periods in the prior year primarily due to the higher value of LTIP in the prior year.

PRRT and corporate income taxes

•	PRRT increased for the three months ended September 30, 2025 and decreased for the nine months ended September 30, 2025 compared to the same periods in 2024 due to corresponding changes in sales in Australia.
•	Corporate income taxes for the three and nine months ended September 30, 2025 decreased compared to the prior year comparable periods mainly due to lower revenues in the France and Netherlands business units and accelerated tax depletion deductions related to recent capital programs in the Germany and Netherlands business units.

Interest expense

•	Interest expense for the three and nine months ended September 30, 2025 increased due to higher debt levels driven by the issuance of the 2033 senior notes for US $400.0 million, draws on the revolving credit facility and $450.0 million term loan, which was drawn in Q1 2025 and subsequently repaid. The increases were partially offset by the repayment of the US $300.0 million 2025 senior notes.

Realized gain or loss on derivatives

•	For the three and nine months ended September 30, 2025, we recorded realized gains on our natural gas and crude oil hedges due to lower commodity pricing compared to the strike prices.
•	A listing of derivative positions as at September 30, 2025 is included in “Supplemental Table 2” of this MD&A.

Realized other income or expense

•	Realized other expense for the three months ended September 30, 2025 remained relatively flat compared to the prior year. For the nine months ended September 30, 2025, realized other expense increased primarily related to an estimated provision recognized to satisfy work commitments.
Net earnings (loss)

Fluctuations in net earnings (loss) from period-to-period are caused by changes in both cash and non-cash based income and charges. Cash based items are reflected in fund flows from operations. Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes. In addition, non-cash items may also include gains or losses resulting from acquisition or disposition activity or charges resulting from impairment or impairment reversals.

Equity based compensation

Equity based compensation expense relates included within net earnings (loss) and excluded from funds flow from operations relates to non-cash compensation expense attributable to long-term incentives granted to directors, officers, and employees under security-based arrangements. Equity based compensation expense decreased for the three months ended September 30, 2025 versus the prior year primarily due to lower value of LTIP awards outstanding in the current year. Equity based compensation increased for the nine months ended September 30, 2025, primarily due to the cash settlement of previously share-based settled expenses at a higher value of LTIP in the prior year.

Unrealized gain or loss on derivative instruments

Unrealized gain or loss on derivative instruments arises as a result of changes in forecasts for future prices and rates. As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when future commodity price forecasts decline and vice-versa. As derivative instruments are settled, the unrealized gain or loss previously recognized is reversed, and the settlement results in a realized gain or loss on derivative instruments.

Vermilion Energy Inc. ■ Page 30 ■ 2025 Third Quarter Report

Cross currency interest rate swaps and foreign exchange swaps may be entered into to manage foreign exchange and interest rate exposures on USD denominated debt. Unrealized gains and losses on these instruments are partially offset by the unrealized foreign exchange losses and gains on the underlying debt.

For the three months ended September 30, 2025, we recognized a net unrealized gain on derivative instruments of $16.6 million. This consists of unrealized gains of $11.9 million on our cross currency interest rate swaps, $10.4 million on our crude oil and liquids commodity derivative instruments, and $3.5 million on our equity swaps, partially offset by unrealized losses of $6.1 million on our European natural gas commodity derivative instruments, $1.8 million on our North America gas commodity derivative instruments, and $1.3 million on our USD-to-CAD foreign exchange swaps.

For the nine months ended September 30, 2025, we recognized a net unrealized gain on derivative instruments of $62.4 million. This consists of unrealized gains of $86.4 million on our European natural gas commodity derivative instruments, $4.6 million on our crude oil and liquids commodity derivative instruments, and $4.8 million on our USD-to-CAD foreign exchange swaps, partially offset by unrealized losses of $10.0 million on our equity swaps, $6.2 million on our cross currency interest rate swaps, and $6.1 million on our North American gas commodity derivative instruments.

A net unrealized gain on derivative instruments of $11.0 million and $nil was recorded for the three and nine months ended September 30, 2025, respectively, relating to WTI swaps entered into by Vermilion on behalf of the purchaser of the Saskatchewan assets. The contracts were novated upon closing and are presented within discontinued operations. The swaps have an average strike price of CAD $80/bbl with daily volume of 3,175 to 4,540 from Q3 2025 to Q2 2028.

Unrealized foreign exchange gains or losses

As a result of Vermilion’s international operations, Vermilion has monetary assets and liabilities denominated in currencies other than the Canadian dollar. These monetary assets and liabilities include cash, receivables, payables, long-term debt, derivative instruments and intercompany loans. Unrealized foreign exchange gains and losses result from translating these monetary assets and liabilities from their underlying currency to the Canadian dollar.

In 2025, unrealized foreign exchange gains and losses primarily resulted from:

•	The translation of Euro and US dollar denominated intercompany loans to and from our international subsidiaries to Vermilion Energy Inc. An appreciation in the Euro and/or the US dollar against the Canadian dollar will result in an unrealized foreign exchange loss (and vice-versa). Under IFRS Accounting Standards, the offsetting foreign exchange loss or gain is recorded as a currency translation adjustment within other comprehensive income. As a result, consolidated comprehensive income reflects the offsetting of these translation adjustments while net earnings (loss) reflects only the parent company's side of the translation.
•	The translation of our USD denominated 2030 senior unsecured notes and USD denominated 2033 senior unsecured notes.
•	The translation of USD borrowings on our revolving credit facility. The unrealized foreign exchange gains or losses on these borrowings are offset by unrealized derivative gains or losses on associated USD-to-CAD cross currency interest rate swaps.

For the three months ended September 30, 2025, we recognized a net unrealized foreign exchange loss of $41.2 million, primarily driven by the effects of the US dollar strengthening 2.0% against the Canadian dollar on our US denominated debt combined with the effects of the Euro strengthening 1.9% against the Canadian dollar on our Euro denominated intercompany loans. For the nine months ended September 30, 2025, we recognized a net unrealized foreign exchange loss of $71.5 million, primarily driven by the effects of the Euro strengthening 9.1% against the Canadian dollar on our Euro denominated intercompany loans, partially offset by the impact of the US dollar weakening 3.2% against the Canadian dollar on our US denominated debt.

Accretion

Accretion expense is recognized to update the present value of the asset retirement obligation balance. For the three months ended September 30, 2025, accretion expense increased primarily due to dispositions in Canada and the United States and changes in estimates in Germany, partially offset by the impact of the Euro strengthening against the Canadian dollar. For the nine months ended September 30, 2025, accretion expense increased primarily due to the impact of the Euro strengthening against the Canadian dollar and changes in discount rates, partially offset by lower asset retirement balances due to acquisition and dispositions in Canada and the United States in 2025.

Depletion and depreciation

Depletion and depreciation expense is recognized to allocate the cost of capital assets over the useful life of the respective assets. Depletion and depreciation expense per unit of production is determined for each depletion unit (which are groups of assets within a specific production area that have similar economic lives) by dividing the sum of the net book value of capital assets and future development costs by total proved plus probable reserves.

Vermilion Energy Inc. ■ Page 31 ■ 2025 Third Quarter Report

Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes, and changes in depletion and depreciation per unit. Fluctuations in depletion and depreciation per unit are the result of changes in reserves, depletable base (net book value of capital assets and future development costs), and relative production mix.

Depletion and depreciation on a per boe basis for the three and nine months ended September 30, 2025 of $15.66 and $16.42 decreased from $22.78 and $22.04 in the same periods of the prior year primarily due to the reserves and future development costs added as part of the Westbrick acquisition and increased reserves at Mica. The decrease was partially offset by the strengthening of the Euro against the Canadian dollar.

Deferred tax

Deferred tax assets arise when the tax basis of an asset exceeds its accounting basis (known as a deductible temporary difference). Conversely, deferred tax liabilities arise when the tax basis of an asset is less than its accounting basis (known as a taxable temporary difference). Deferred tax assets are recognized only to the extent that it is probable that there are future taxable profits against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rate that is expected to apply when the asset is realized, or the liability is settled.

As such, fluctuations in deferred tax expenses and recoveries primarily arise as a result of: changes in the accounting basis of an asset or liability without a corresponding tax basis change (e.g. when derivative assets and liabilities are marked-to-market or when accounting depletion differs from tax depletion), changes in available tax losses (e.g. if they are utilized to offset taxable income), changes in estimated future taxable profits resulting in a derecognition or recognition of deferred tax assets, and changes in enacted or substantively enacted tax rates.

For the three months ended September 30, 2025, the Company recorded deferred tax expense on continuing and discontinued operations, which was primarily driven by the derecognition of deferred tax assets in Ireland. For the nine months ended September 30, 2025, the Company recorded a net deferred tax expense on continuing operations related to changes in temporary differences in Canada and Ireland, partially offset by a deferred tax recovery on discontinued operations, driven by the impairment recorded attributable to discontinued operations.The deferred tax expense in the prior year was primarily driven by the derecognition of the deferred tax assets in Ireland.

Financial Position Review

Balance sheet strategy

We regularly review whether our forecast of fund flows from operations is sufficient to finance planned capital expenditures, dividends, share buy-backs, and abandonment and reclamation expenditures. To the extent that fund flows from operations forecasts are not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any shortfall by reducing some or all categories of expenditures, with issuances of equity, and/or with debt (including borrowing using the unutilized capacity of our existing revolving credit facility). We have a long-term goal of maintaining a ratio of net debt to four quarter trailing fund flows from operations of approximately 1.0.

As at September 30, 2025, we have a ratio of net debt to four quarter trailing fund flows from operations of 1.4.

Net debt

Net debt is reconciled to long-term debt, as follows:

	As at
($M)	Sep 30, 2025	Dec 31, 2024
Long-term debt	1,264,343	963,456
Adjusted working capital (1)	122,068	3,426
Unrealized FX on swapped USD borrowings	(1,658)	—
Net debt	1,384,753	966,882

Ratio of net debt to four quarter trailing fund flows from operations (2)	1.4	0.8
(1)	Adjusted working capital is a non-GAAP financial measure that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. It is defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above. Reconciliation to the primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.
(2)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four-quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

Vermilion Energy Inc. ■ Page 32 ■ 2025 Third Quarter Report

As at September 30, 2025, net debt increased to $1.4 billion (December 31, 2024 - $1.0 billion) primarily due to the financing of the Westbrick acquisition in Q1 2025. The increase was partially offset by the proceeds received from the disposition of the Saskatchewan and United States assets and strong free cash flow generation primarily driven by stronger operational performance from the Westbrick assets acquired.

The ratio of net debt to four quarter trailing fund flows from operations(1) increased to 1.4 as at September 30, 2025 (December 31, 2024 - 0.8) primarily due to higher net debt on acquisition and disposition activity.

Long-term debt

The balances recognized on our balance sheet are as follows:

	As at
	Sep 30, 2025	Dec 31, 2024
Revolving credit facility	196,872	—
2025 senior unsecured notes	—	398,275
2030 senior unsecured notes	519,758	565,181
2033 senior unsecured notes	547,713	—
Long-term debt	1,264,343	963,456

Revolving credit facility

As at September 30, 2025, Vermilion had in place a bank revolving credit facility maturing May 25, 2029 with terms and outstanding positions as follows:

	As at
($M)	Sep 30, 2025	Dec 31, 2024
Total facility amount	1,350,000	1,350,000
Amount drawn	(196,872)	—
Letters of credit outstanding	(31,222)	(22,731)
Unutilized capacity	1,121,906	1,327,269

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. As at September 30, 2025, $196.9 million of the revolving credit facility was drawn.

On June 9, 2025, the maturity date of the revolving facility was extended to May 25, 2029 (previously May 26, 2028). The total facility amount of $1.35 billion and aggregate amount available under the facility of $1.8 billion remain unchanged.

As at September 30, 2025, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Sep 30, 2025	Dec 31, 2024
Consolidated total debt to consolidated EBITDA	Less than 4.0	1.07	0.72
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	0.17	—
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	9.23	16.59

Our financial covenants include financial measures defined within our revolving credit facility agreement that are not defined under IFRS Accounting Standards. These financial measures are defined by our revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt”, “Current portion of long-term debt”, and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on our consolidated balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net earnings (loss) before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

As at September 30, 2025 and December 31, 2024, Vermilion was in compliance with the above covenants.

Vermilion Energy Inc. ■ Page 33 ■ 2025 Third Quarter Report

Term loan

Concurrent with the completion of the Westbrick acquisition on February 26, 2025, Vermilion's credit facility agreement was amended to incorporate a new $450.0 million term loan (the “Term Loan”) which was immediately drawn. As of September 30, 2025, the Term Loan balance was repaid in full.

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bore interest at a rate of 5.625% per annum and were paid semi-annually on March 15 and September 15. During the year ended December 31, 2024, Vermilion purchased $31.6 million of senior unsecured notes on the open market which were subsequently cancelled. The notes matured on March 15, 2025 and the balance was repaid in full.

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million of senior unsecured notes, priced at 99.241% of par. The notes bear interest at a rate of 6.875% per annum, to be paid semi-annually on May 1 and November 1. The notes mature on May 1, 2030. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

•	On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

During the three months ended September 30, 2025, Vermilion purchased $27.7 million of senior unsecured notes at a rate of 95.9% on the open market, which were subsequently cancelled.

2033 senior unsecured notes

On February 11, 2025 Vermilion closed a private offering of US $400.0 million of senior unsecured notes at par. The notes bear interest at a rate of 7.250% per annum, to be paid semi-annually on February 15 and August 15. The notes mature on February 15, 2033. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to February 15, 2028, Vermilion may redeem up to 40% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 107.250% of the principal amount of the notes, together with accrued and unpaid interest.
•	Prior to February 15, 2028, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.
•	On or after February 15, 2028, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
Year	Redemption price
2028	103.625%
2029	101.813%
2030 and thereafter	100.000%

Vermilion Energy Inc. ■ Page 34 ■ 2025 Third Quarter Report

Shareholders' capital

The following table outlines our dividend payment history:

Date	Frequency	Dividend per unit or share
April 2022 to July 2022	Quarterly	$0.06
August 2022 to March 2023	Quarterly	$0.08
April 2023 to March 2024	Quarterly	$0.10
April 2024 onwards	Quarterly	$0.12
April 2025 onwards	Quarterly	$0.13

The following table reconciles the change in shareholders’ capital:

Shareholders’ Capital	Shares ('000s)	Amount ($M)
Balance at January 1	154,344	3,918,898
Shares issued for acquisition	1,104	13,363
Vesting of equity based awards	439	16,090
Share-settled dividends on vested equity based awards	66	599
Repurchase of shares	(2,519)	(64,380)
Balance at September 30	153,434	3,884,570

As at September 30, 2025, there were approximately 3.9 million equity based compensation awards outstanding. As at November 5, 2025, there were approximately 153.3 million common shares issued and outstanding.

On July 9, 2025, the Toronto Stock Exchange approved the Company's notice of intention to renew its normal course issuer bid ("the NCIB"). The NCIB renewal allows Vermilion to purchase up to 15,259,187 common shares (representing approximately 10% of outstanding common shares) beginning July 12, 2025 and ending July 11, 2026. Common shares purchased under the NCIB will be cancelled.

In the third quarter of 2025, Vermilion purchased 0.6 million common shares under the NCIB for total consideration of $6.3 million. The common shares purchased under the NCIB were cancelled.

Subsequent to September 30, 2025, Vermilion purchased and cancelled 0.3 million shares under the NCIB for total consideration of $2.7 million.

Contractual Obligations and Commitments

As at September 30, 2025, Vermilion had the following contractual obligations and commitments:

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt (1)	68,049	172,505	884,892	657,767	1,783,213
Lease obligations (2)	25,490	35,249	30,836	41,289	132,864
Processing and transportation agreements	69,312	114,026	148,793	782,377	1,114,508
Purchase obligations	29,759	10,891	338	374	41,362
Drilling and service agreements	33,646	24,463	—	—	58,109
Total contractual obligations and commitments	226,256	357,134	1,064,859	1,481,807	3,130,056
(1)	Includes interest on senior unsecured notes.
(2)	Includes undiscounted IFRS 16 - Leases obligations of $81.0 million as at September 30, 2025, net of office subleases, surface lease rental commitments of $50.9 million, and other of $0.9 million that are not considered leases under IFRS 16 and are not represented on the balance sheet.
(3)	Commitments denominated in foreign currencies have been translated using the related spot rates on September 30, 2025.

Vermilion Energy Inc. ■ Page 35 ■ 2025 Third Quarter Report

Asset Retirement Obligations

As at September 30, 2025, asset retirement obligations were $1.0 billion compared to $1.2 billion as at December 31, 2024. The decrease in asset retirement obligations is primarily attributable to changes in rates combined with the United States and Saskatchewan dispositions, partially offset by the foreign exchange impact of the Euro strengthening against the Canadian dollar and the acquisition of Westbrick asset retirement obligations. The credit spread increased to 4.1% at September 30, 2025 compared to 2.6% at December 31, 2024 primarily due to a higher expected cost of borrowing.

The present value of the obligation is calculated using a credit-adjusted risk-free rate, calculated using a credit spread added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

The risk-free rates and credit spread used as inputs to discount the obligations were as follows:

	Sep 30, 2025	Dec 31, 2024	Change
Credit spread added to below noted risk-free rates	4.1%	2.6%	1.5%
Country specific risk-free rate
Canada	3.7%	3.2%	0.5%
United States (1)	5.0%	4.8%	0.2%
France	4.2%	3.7%	0.5%
Netherlands	3.1%	2.7%	0.4%
Germany	3.3%	2.6%	0.7%
Ireland	3.2%	2.8%	0.4%
Australia	4.6%	4.6%	— %
Central and Eastern Europe	4.7%	4.7%	— %
(1)	Reflects the risk-free rate at time of disposition.

Current cost estimates are inflated to the estimated time of abandonment using inflation rates of between 1.5% and 3.6% (as at December 31, 2024 - between 1.5% and 3.6%).

Risks and Uncertainties

Vermilion is exposed to various market and operational risks. For a discussion of these risks, please see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2024 available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies. These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made. As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion’s consolidated financial statements. Estimates are reviewed by management on an ongoing basis and as a result may change from period to period due to the availability of new information or changes in circumstances. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions. There have been no material changes to our critical accounting estimates used in applying accounting policies for the nine months ended September 30, 2025. Further information, including a discussion of critical accounting estimates, can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2024, available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

Off Balance Sheet Arrangements

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

Vermilion Energy Inc. ■ Page 36 ■ 2025 Third Quarter Report

Internal Control Over Financial Reporting

There has been no change in Vermilion’s internal control over financial reporting ("ICFR") during the period covered by this MD&A that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Vermilion has limited the scope of design controls and procedures ("DC&P") and internal controls over financial reporting to exclude controls, policies and procedures of Westbrick Energy Ltd., which was acquired on February 26, 2025. The scope limitation is in accordance with section 3.3(1)(b) of NI 52-109 which allows an issuer to limit the design of DC&P and ICFR to exclude controls, policies, and procedures of a business that the issuer acquired not more than 365 days before the end of the fiscal period.

The table below presents the summary financial information of Westbrick Energy Ltd. included in Vermilion's financial statements as at and for the three and nine months ended September 30, 2025:

($M)	Balance at September 30, 2025
Non-current assets	1,213,496
Non-current liabilities	(187,799)
Net assets	1,025,698

($M)	Q3 2025	YTD 2025
Revenue	78,198	221,893
Net (loss) earnings	(5,472)	7,175

Recently Adopted Accounting Pronouncements

Vermilion did not adopt any new accounting pronouncements as at September 30, 2025 that would have a material impact on the Consolidated Interim Financial Statements.

Regulatory Pronouncements Not Yet Adopted

Issuance of IFRS Sustainability Standards - IFRS S1 "General Requirements for Disclosure of Sustainability-related Financial Information" and IFRS S2 "Climate-related Disclosures" and European Corporate Sustainability Reporting Directive (CSRD)

In June 2023, the International Sustainability Standards Board (ISSB) issued its inaugural standards - IFRS S1 and IFRS S2.

The Canadian Sustainability Standards Board has released Canada-specific version of IFRS S1 and S2 as Canadian Sustainability Disclosure Standards 1 and 2. While Canadian securities regulators have not mandated these standards, they have referenced them as a useful voluntary disclosure framework for sustainability and climate-related disclosure, and noted that securities legislation already requires issuers to disclose material climate-related risks. Australia has mandated the Australian version of IFRS S2 as Australian Sustainability Reporting Standards 2 with mandatory disclosure anticipated for Vermilion in in either 2026 or 2027, depending on quantity of emissions. While the EU implemented the CSRD and its related European Sustainability Reporting Standards (ESRS) in 2024, these are now under potential revision by the Omnibus legislation, which has delayed Vermilion’s reporting date from 2025 to potentially 2027 or 2028, depending on the final provisions of the Omnibus. Vermilion is continuing to review the impact of the standards on its financial reporting.

IFRS 18 “Presentation and Disclosure in Financial Statements issued”

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements issued which will replace IAS 1 Presentation of Financial Statements. Retrospective application of the standard is mandatory for annual reporting periods starting from January 1, 2027 onwards with earlier application is permitted. Vermilion is assessing the impacts of the standard on its financial reporting.

Disclosure Controls and Procedures

Our officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with our filings. As of September 30, 2025, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded and certified that our disclosure controls and procedures are effective.

Vermilion Energy Inc. ■ Page 37 ■ 2025 Third Quarter Report

Supplemental Table 1: Operating Netbacks

The following table includes financial statement information on a per unit basis by business unit. Liquids includes crude oil, condensate, and NGLs. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Q3 2025			YTD 2025			Q3 2024	YTD 2024
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Continuing Operations
Canada
Sales	58.18	1.37	22.51	59.82	2.05	25.89	28.11	29.87
Royalties	(4.43)	(0.03)	(1.39)	(5.98)	(0.10)	(2.14)	(3.22)	(3.15)
Transportation	(4.62)	(0.36)	(2.96)	(4.98)	(0.34)	(2.91)	(3.46)	(3.02)
Operating	(18.00)	(0.43)	(6.97)	(17.08)	(0.59)	(7.47)	(8.88)	(10.40)
Operating netback	31.13	0.55	11.19	31.78	1.02	13.37	12.55	13.30
General and administration			(0.90)			(1.70)	0.20	(0.74)
Corporate income taxes ($/boe)			(0.27)			(0.23)	(0.47)	(0.07)
Fund flows from operations ($/boe)			10.02			11.44	12.28	12.49

France
Sales	92.97	—	92.97	94.01	—	94.01	108.26	111.43
Royalties	(14.14)	—	(14.14)	(13.62)	—	(13.62)	(13.62)	(14.77)
Transportation	(8.58)	—	(8.58)	(9.11)	—	(9.11)	(9.11)	(8.10)
Operating	(26.70)	—	(26.70)	(26.97)	—	(26.97)	(23.49)	(23.52)
Operating netback	43.55	—	43.55	44.31	—	44.31	62.04	65.04
General and administration			(6.00)			(5.55)	(7.29)	(6.29)
Current income taxes			0.64			0.17	(3.69)	(6.53)
Fund flows from operations ($/boe)			38.19			38.93	51.06	52.22

Netherlands
Sales	69.27	13.26	79.46	79.69	15.77	94.51	88.18	77.59
Royalties	—	—	—	—	—	(0.01)	—	(0.17)
Operating	(35.84)	(4.74)	(28.51)	(30.31)	(4.34)	(26.05)	(20.33)	(22.73)
Operating netback	33.43	8.52	50.95	49.38	11.43	68.45	67.85	54.69
General and administration			(1.82)			(3.37)	(5.24)	(4.47)
Current income taxes			(0.50)			(13.80)	(12.88)	(18.57)
Fund flows from operations ($/boe)			48.63			51.28	49.73	31.65

Germany
Sales	89.53	14.15	86.39	94.36	15.90	95.08	88.79	80.74
Royalties	(1.34)	(1.47)	(6.46)	(2.25)	(1.07)	(5.19)	(2.78)	(3.23)
Transportation	(12.49)	(0.69)	(6.78)	(14.12)	(0.63)	(6.83)	(6.62)	(6.86)
Operating	(25.32)	(4.00)	(24.41)	(25.13)	(4.31)	(25.62)	(29.68)	(30.91)
Operating netback	50.38	7.99	48.74	52.86	9.89	57.44	49.71	39.74
General and administration			(5.37)			(6.35)	(6.23)	(6.76)
Current income taxes			(0.25)			(6.64)	(4.96)	(6.62)
Fund flows from operations ($/boe)			43.12			44.45	38.52	26.36

Ireland
Sales	—	14.75	88.48	—	17.28	103.68	87.60	79.23
Transportation	—	(0.52)	(3.11)	—	(0.50)	(3.01)	(2.54)	(2.88)
Operating	—	(2.94)	(17.62)	—	(3.02)	(18.09)	(15.05)	(15.09)
Operating netback	—	11.29	67.75	—	13.76	82.58	70.01	61.26
General and administration			(2.14)			(2.01)	(2.99)	(2.35)
Current income taxes			(0.24)			(0.30)	(0.19)	(0.35)
Fund flows from operations ($/boe)			65.37			80.27	66.83	58.56

Vermilion Energy Inc. ■ Page 38 ■ 2025 Third Quarter Report

	Q3 2025			YTD 2025			Q3 2024	YTD 2024
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Australia
Sales	109.46	—	109.46	113.32	—	113.32	128.84	130.39
Operating	(61.56)	—	(61.56)	(59.56)	—	(59.56)	(77.10)	(58.35)
PRRT (1)	(3.39)	—	(3.39)	(5.84)	—	(5.84)	(1.37)	(12.54)
Operating netback	44.51	—	44.51	47.92	—	47.92	50.37	59.50
General and administration			(3.23)			(4.78)	(5.59)	(4.88)
Current income taxes			(0.47)			(0.85)	(3.08)	(1.96)
Fund flows from operations ($/boe)			40.81			42.29	41.70	52.66

Central and Eastern Europe
Sales	—	16.39	98.38	79.12	17.55	105.25	94.59	93.67
Royalties	—	(3.35)	(20.13)	(2.20)	(2.81)	(16.87)	(13.83)	(14.23)
Operating	—	(0.50)	(3.01)	—	(0.96)	(5.74)	(4.11)	(8.13)
Operating netback	—	12.54	75.24	76.92	13.78	82.64	76.65	71.31
General and administration			(6.62)			(8.04)	(11.57)	(30.13)
Current income taxes			(11.05)			(9.59)	—	—
Fund flows from operations ($/boe)			57.57			65.01	65.08	41.18

Discontinued Operations
United States
Sales	80.27	3.39	65.67	78.27	3.15	64.94	65.30	71.23
Royalties	(23.75)	(0.93)	(19.33)	(22.09)	(0.88)	(18.32)	(17.42)	(20.47)
Transportation	(2.25)	—	(1.70)	(0.82)	—	(0.64)	(0.83)	(0.85)
Operating	(21.08)	(0.95)	(17.33)	(20.43)	(0.89)	(17.03)	(12.84)	(13.18)
Operating netback	33.19	1.51	27.31	34.93	1.38	28.95	34.21	36.73
General and administration			(9.04)			(5.95)	(6.61)	(6.17)
Fund flows from operations ($/boe)			18.27			23.00	27.60	30.56

Canada - Saskatchewan
Sales	82.59	1.14	73.64	82.92	1.86	72.08	75.95	77.51
Royalties	(10.20)	(0.16)	(9.11)	(14.27)	1.13	(11.09)	(11.55)	(11.72)
Transportation	(7.66)	(0.26)	(6.94)	(3.39)	(0.27)	(3.12)	(2.99)	(2.93)
Operating	(27.05)	(0.31)	(24.05)	(24.24)	(0.46)	(21.00)	(22.80)	(23.58)
Operating netback	37.68	0.41	33.54	41.02	2.26	36.87	38.61	39.28
General and administration			(28.83)			(6.89)	(3.21)	(3.05)
Fund flows from operations ($/boe)			4.71			29.98	35.40	36.23

Total Company
Sales	73.44	4.36	42.18	75.22	5.48	48.28	61.97	62.63
Realized hedging gain	1.64	1.26	5.56	2.54	0.73	3.70	6.31	13.42
Royalties	(6.11)	(0.20)	(2.86)	(8.77)	(0.19)	(3.91)	(5.40)	(5.85)
Transportation	(5.09)	(0.38)	(3.23)	(5.14)	(0.34)	(3.18)	(3.38)	(3.18)
Operating	(22.56)	(1.34)	(12.96)	(20.91)	(1.50)	(13.35)	(17.55)	(18.16)
PRRT (2)	(0.44)	—	(0.15)	(0.46)	—	(0.17)	(0.06)	(0.63)
Operating netback	40.88	3.70	28.54	42.48	4.18	31.37	41.89	48.23
General and administration			(2.13)			(2.84)	(2.76)	(3.05)
Interest expense			(3.10)			(3.23)	(2.68)	(2.57)
Equity based compensation			-			(0.17)	—	(0.61)
Realized foreign exchange (loss) gain			(0.08)			0.03	0.15	0.22
Other expense			0.01			(0.46)	(0.21)	(0.09)
Corporate income taxes			(0.42)			(1.07)	(1.61)	(2.14)
Fund flows from operations ($/boe)			22.82			23.63	34.78	39.99
(1)	Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

Vermilion Energy Inc. ■ Page 39 ■ 2025 Third Quarter Report

Supplemental Table 2: Hedges

The prices in these tables may represent the weighted averages for several contracts with foreign currency amounts translated to the disclosure currency using forward rates as at the month-end date. The weighted average price for the portfolio of options listed below may not have the same payoff profile as the individual contracts. As such, the presentation of the weighted average prices is purely for indicative purposes.

The following tables outline Vermilion’s outstanding risk management positions as at September 30, 2025:

	Unit	Currency	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price	Daily Bought Swap Volume	Weighted Average Bought Swap Price
AECO
Q4 2025	mcf	CAD	44,223	2.64	44,223	3.72	—	—	98,104	3.17	—	—
Q1 2026	mcf	CAD	45,021	2.93	45,021	4.02	—	—	120,847	3.38	—	—
Q2 2026	mcf	CAD	4,739	3.17	4,739	4.22	—	—	132,694	3.30	—	—
Q3 2026	mcf	CAD	4,739	3.17	4,739	4.22	—	—	132,694	3.30	—	—
Q4 2026	mcf	CAD	4,739	3.17	4,739	4.22	—	—	107,557	3.33	—	—
Q1 2027	mcf	CAD	—	—	—	—	—	—	99,521	3.16	—	—
Q2 2027	mcf	CAD	—	—	—	—	—	—	90,043	3.13	—	—
Q3 2027	mcf	CAD	—	—	—	—	—	—	90,043	3.13	—	—
Q4 2027	mcf	CAD	—	—	—	—	—	—	90,043	3.13	—	—
AECO Basis (AECO less NYMEX Henry Hub)
Q4 2025	mcf	USD	—	—	—	—	—	—	10,000	(1.15)	—	—
NYMEX Henry Hub
Q4 2025	mcf	USD	24,000	3.50	24,000	4.49	—	—	10,000	3.19	—	—
Q1 2026	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—
Q2 2026	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—
Q3 2026	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—
Q4 2026	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—
Q1 2027	mcf	USD	—	—	—	—	—	—	24,000	3.76	—	—
Q2 2027	mcf	USD	—	—	—	—	—	—	24,000	3.76	—	—
Q3 2027	mcf	USD	—	—	—	—	—	—	24,000	3.76	—	—
Q4 2027	mcf	USD	—	—	—	—	—	—	24,000	3.76	—	—
Q1 2028	mcf	USD	—	—	16,352	6.29	—	—	—	—	—	—
Q2 2028	mcf	USD	—	—	24,000	6.29	—	—	—	—	—	—
Q3 2028	mcf	USD	—	—	24,000	6.29	—	—	—	—	—	—
Q4 2028	mcf	USD	—	—	24,000	6.29	—	—	—	—	—	—
TTF
Q4 2025	mcf	EUR	44,221	8.26	31,938	12.50	44,221	4.28	11,055	10.47	—	—
Q1 2026	mcf	EUR	36,851	7.86	24,567	11.66	36,851	3.97	11,055	10.47	—	—
Q2 2026	mcf	EUR	24,567	7.39	24,567	11.66	24,567	3.02	20,882	9.77	—	—
Q3 2026	mcf	EUR	24,567	7.39	24,567	11.66	24,567	3.02	13,512	9.36	—	—
Q4 2026	mcf	EUR	28,253	7.43	28,253	11.66	28,253	2.93	7,370	9.35	—	—
Q1 2027	mcf	EUR	28,253	7.43	28,253	11.66	28,253	2.93	9,827	9.87	—	—
Q2 2027	mcf	EUR	—	—	—	—	—	—	5,869	10.75	—	—
Q3 2027	mcf	EUR	—	—	—	—	—	—	5,869	10.75	—	—
Q4 2027	mcf	EUR	—	—	—	—	—	—	5,869	10.75	—	—
Buy TTF, Sell THE Basis
Q4 2025	mcf	EUR	—	—	—	—	—	—	10,236	1.15	—	—
Q1 2026	mcf	EUR	—	—	—	—	—	—	10,236	1.15	—	—

Vermilion Energy Inc. ■ Page 40 ■ 2025 Third Quarter Report

	Unit	Currency	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price	Daily Bought Swap Volume	Weighted Average Bought Swap Price
WTI
Q4 2025	bbl	USD	15,000	60.41	15,000	68.30	15,000	49.83	—	—	256	57.98
Q1 2026	bbl	USD	11,500	60.42	11,500	68.61	11,500	48.63	—	—	500	62.27
Q2 2026	bbl	USD	11,000	62.73	11,000	70.88	11,000	50.70	—	—	500	62.27
Q3 2026	bbl	USD	9,000	62.89	9,000	71.19	9,000	50.42	—	—	—	—
Q4 2026	bbl	USD	9,000	62.89	9,000	71.19	9,000	50.42	—	—	—	—
Conway
Q4 2025	bbl	USD	—	—	—	—	—	—	2,000	32.42	—	—
Q1 2026	bbl	USD	—	—	—	—	—	—	1,000	31.13	—	—
Q2 2026	bbl	USD	—	—	—	—	—	—	1,000	31.13	—	—

VET Equity Swaps		Initial Share Price		Share Volume
Swap	Jan 2020 - Apr 2027	20.9788	CAD	2,250,000
Swap	Jan 2020 - Jul 2027	22.4587	CAD	1,500,000

Foreign Exchange		Period	Monthly Bought Put Amount		Weighted Average Bought Put Price	Monthly Sold Call Amount		Weighted Average Sold Call Price	Monthly Sold Swap Amount	Weighted Average Sold Swap Price
Collar	Sell USD, Buy CAD	Oct 2025 - Dec 2025	12,500,000	USD	1.3637	12,500,000	USD	1.4133	—	—

Cross Currency Interest Rate		Receive Notional Amount		Receive Rate	Pay Notional Amount		Pay Rate
Swap	Feb 2033	250,000,000	USD	7.250%	357,870,000	CAD	6.099%
Swap	Sep 2025 - Oct 2025	144,927,536	USD	SOFR + 2.350%	200,000,000	CAD	CORRA + 2.270%

The following sold option instruments allow the counterparties, at the specified date, to enter into a derivative instrument contract with Vermilion at the detailed terms:

Period if Option Exercised	Unit	Currency	Option Expiration Date	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price
WTI
Jan 2026 - Jun 2026	bbl	USD	31-Dec-2025	—	—	—	—	—	—	2,000	65.00
Jan 2026 - Dec 2026	bbl	USD	31-Dec-2025	—	—	—	—	—	—	1,000	65.00
Jul 2026 - Dec 2026	bbl	USD	30-Jun-2026	—	—	—	—	—	—	1,000	70.00
Jul 2026 - Jun 2027	bbl	USD	30-Jun-2026	—	—	—	—	—	—	2,000	70.00
Jan 2027 - Dec 2027	bbl	USD	30-Sep-2026	—	—	—	—	—	—	1,000	70.00
TTF
Jan 2026 - Dec 2026	mcf	EUR	31-Dec-2025	—	—	—	—	—	—	4,913	13.19
Jan 2027 - Dec 2027	mcf	EUR	30-Jun-2026	—	—	—	—	—	—	2,457	10.26
Jan 2027 - Dec 2027	mcf	EUR	31-Dec-2026	—	—	—	—	—	—	4,913	10.26
Apr 2027 - Dec 2027	mcf	EUR	30-Sep-2026	—	—	—	—	—	—	4,913	10.26

Vermilion Energy Inc. ■ Page 41 ■ 2025 Third Quarter Report

Supplemental Table 3: Capital Expenditures and Acquisitions

By classification ($M)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Drilling and development	144,791	118,809	423,493	410,457
Exploration and evaluation	771	2,460	19,677	11,864
Capital expenditures	145,562	121,269	443,170	422,321

Acquisitions ($M)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Acquisitions, net of cash acquired	1,068	1,642	1,087,115	7,471
Shares issued for acquisition	—	—	13,363	—
Acquisition of securities	—	—	—	9,373
Acquired working capital deficit	—	—	23,179	—
Acquisitions	1,068	1,642	1,123,657	16,844

Dispositions ($M)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Canada	392,619	—	392,619	—
United States	90,906	—	90,906	—
Dispositions	483,525	—	483,525	—

By category ($M)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Drilling, completion, new well equip and tie-in, workovers and recompletions	95,810	80,676	287,691	258,173
Production equipment and facilities	43,731	39,121	136,991	150,250
Seismic, studies, land and other	6,021	1,472	18,488	13,898
Capital expenditures	145,562	121,269	443,170	422,321
Acquisitions	1,068	1,642	1,123,657	16,844
Total capital expenditures and acquisitions	146,630	122,911	1,566,827	439,165

Capital expenditures by country ($M)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Canada	92,293	54,522	257,656	215,969
France	10,619	11,366	27,621	33,770
Netherlands	19,421	5,237	41,041	13,868
Germany	12,226	15,472	55,548	61,397
Ireland	1,027	345	2,172	3,794
Australia	10,888	8,661	29,345	23,641
Central and Eastern Europe	967	2,017	8,178	9,651
Capital expenditures on continuing operations	147,441	97,620	421,561	362,090

Canada	(4,141)	22,277	6,724	44,319
United States	2,262	1,372	14,885	15,912
Capital expenditures on discontinued operations	(1,879)	23,649	21,609	60,231
Capital expenditures	145,562	121,269	443,170	422,321

Acquisitions by country ($M)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Canada	1,068	1,642	1,123,657	16,844
Acquisitions	1,068	1,642	1,123,657	16,844

Vermilion Energy Inc. ■ Page 42 ■ 2025 Third Quarter Report

Supplemental Table 4: Production

	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23	Q2/23	Q1/23	Q4/22
Continuing Operations
Canada
Light and medium crude oil (bbls/d)	6,092	5,812	4,136	4,102	4,843	4,288	3,252	3,294	3,572	869	2,768	3,201
Condensate (1) (bbls/d)	7,804	8,366	5,768	3,546	3,338	3,595	3,815	3,696	4,046	3,194	4,459	4,087
Other NGLs (1) (bbls/d)	10,579	11,072	7,695	4,980	5,715	5,374	5,200	5,390	5,333	4,215	5,871	5,190
NGLs (bbls/d)	18,383	19,438	13,463	8,526	9,053	8,969	9,015	9,086	9,379	7,409	10,330	9,277
Conventional natural gas (mmcf/d)	367.34	394.06	249.02	151.64	148.38	148.37	140.93	148.20	150.97	141.80	148.30	133.77
Total (boe/d)	85,698	90,926	59,104	37,898	38,625	37,987	35,753	37,081	38,113	31,912	37,813	34,772

France
Light and medium crude oil (bbls/d)	6,811	6,827	6,810	7,083	7,115	7,246	7,308	7,395	7,578	7,788	7,578	7,247
Total (boe/d)	6,811	6,827	6,810	7,083	7,115	7,246	7,308	7,395	7,578	7,788	7,578	7,247

Netherlands
Condensate (1) (bbls/d)	27	35	34	44	39	51	165	119	39	61	66	49
NGLs (bbls/d)	27	35	34	44	39	51	165	119	39	61	66	49
Conventional natural gas (mmcf/d)	20.12	22.25	23.91	24.20	25.06	26.84	31.02	32.06	24.32	27.28	29.07	27.41
Total (boe/d)	3,381	3,744	4,020	4,078	4,216	4,524	5,336	5,462	4,091	4,607	4,910	4,617

Germany
Light and medium crude oil (bbls/d)	1,717	1,731	1,512	1,596	1,598	1,698	1,722	1,775	1,713	1,715	1,410	1,481
Conventional natural gas (mmcf/d)	26.21	25.49	21.05	21.71	21.41	18.41	22.87	19.62	20.29	22.05	25.85	25.86
Total (boe/d)	6,086	5,979	5,020	5,215	5,167	4,766	5,533	5,046	5,095	5,391	5,717	5,791

Ireland
Conventional natural gas (mmcf/d)	48.83	47.75	52.92	55.32	59.06	57.70	60.34	64.04	47.96	67.51	24.58	26.04
Total (boe/d)	8,139	7,959	8,820	9,220	9,844	9,616	10,057	10,673	7,993	11,251	4,096	4,340

Australia
Light and medium crude oil (bbls/d)	3,693	3,460	3,477	3,778	2,040	3,713	4,264	4,715	1,204	—	—	4,847
Total (boe/d)	3,693	3,460	3,477	3,778	2,040	3,713	4,264	4,715	1,204	—	—	4,847

Central and Eastern Europe
Conventional natural gas (mmcf/d)	13.13	9.90	7.24	11.21	11.13	0.69	0.29	0.54	0.05	0.30	0.64	0.67
Total (boe/d)	2,189	1,654	1,208	1,869	1,855	122	48	90	8	50	107	111

Vermilion Energy Inc. ■ Page 43 ■ 2025 Third Quarter Report

	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23	Q2/23	Q1/23	Q4/22
Discontinued Operations
United States
Light and medium crude oil (bbls/d)	1,151	2,977	2,261	2,449	2,909	3,817	3,483	3,187	4,404	3,349	2,824	3,282
Condensate (1) (bbls/d)	4	12	19	34	12	27	29	27	15	22	20	36
Other NGLs (1) (bbls/d)	308	792	795	848	1,064	988	1,078	1,131	1,124	1,025	1,020	1,218
NGLs (bbls/d)	312	804	814	882	1,076	1,015	1,107	1,158	1,139	1,047	1,040	1,254
Conventional natural gas (mmcf/d)	2.83	5.83	5.78	5.88	7.08	7.27	8.23	7.49	7.25	7.23	7.14	7.45
Total (boe/d)	1,934	4,752	4,039	4,311	5,164	6,044	5,962	5,593	6,751	5,601	5,055	5,779

Canada - Saskatchewan
Light and medium crude oil (bbls/d)	862	7,961	8,039	7,512	7,682	8,180	8,397	8,320	8,482	12,032	13,906	14,247
Condensate (1) (bbls/d)	36	266	328	182	260	258	260	338	364	312	260	438
Other NGLs (1) (bbls/d)	98	792	677	784	768	834	768	891	887	1,298	1,004	1,089
NGLs (bbls/d)	134	1,058	1,005	966	1,028	1,092	1,028	1,229	1,251	1,610	1,264	1,527
Conventional natural gas (mmcf/d)	0.80	10.09	9.44	9.63	8.62	10.11	10.91	11.96	12.97	17.46	12.04	13.04
Total (boe/d)	1,131	10,701	10,617	10,084	10,147	10,956	11,244	11,542	11,894	16,552	17,178	17,948

Consolidated
Light and medium crude oil (bbls/d)	20,326	28,768	26,235	26,521	26,188	28,948	28,426	28,685	26,952	25,753	28,485	34,305
Condensate (1) (bbls/d)	7,871	8,681	6,151	3,806	3,649	3,931	4,269	4,180	4,463	3,589	4,805	4,610
Other NGLs (1) (bbls/d)	10,985	12,656	9,167	6,612	7,547	7,196	7,046	7,412	7,344	6,538	7,896	7,497
NGLs (bbls/d)	18,856	21,337	15,318	10,418	11,196	11,127	11,315	11,592	11,807	10,127	12,701	12,107
Conventional natural gas (mmcf/d)	479.28	515.38	369.36	279.59	280.73	269.39	274.59	283.91	263.80	283.63	247.61	234.23
Total (boe/d)	119,062	136,002	103,115	83,536	84,173	84,974	85,505	87,597	82,727	83,152	82,455	85,450

	YTD 2025	2024	2023	2022	2021	2020
Continuing Operations
Canada
Light and medium crude oil (bbls/d)	5,354	4,124	558	2,713	2,136	2,809
Condensate (1) (bbls/d)	7,320	3,573	3,761	4,280	4,475	4,515
Other NGLs (1) (bbls/d)	9,792	5,317	4,981	5,772	5,857	6,150
NGLs (bbls/d)	17,112	8,890	8,742	10,052	10,332	10,665
Conventional natural gas (mmcf/d)	337.24	147.35	144.26	130.44	122.90	131.22
Total (boe/d)	78,673	37,570	33,344	34,505	32,951	35,345

France
Light and medium crude oil (bbls/d)	6,816	7,188	7,584	7,639	8,799	8,903
Total (boe/d)	6,816	7,188	7,584	7,639	8,799	8,903

Netherlands
Light and medium crude oil (bbls/d)	—	—	—	—	3	1
Condensate (1) (bbls/d)	32	75	71	66	97	88
NGLs (bbls/d)	32	75	71	66	97	88
Conventional natural gas (mmcf/d)	22.08	26.77	28.18	32.66	43.40	46.16
Total (boe/d)	3,712	4,536	4,768	5,510	7,334	7,782

Germany
Light and medium crude oil (bbls/d)	1,654	1,653	1,654	1,435	1,044	968
Conventional natural gas (mmcf/d)	24.27	21.10	21.93	26.18	15.81	12.65
Total (boe/d)	5,699	5,170	5,310	5,798	3,679	3,076

Ireland
Conventional natural gas (mmcf/d)	49.82	58.10	51.12	27.48	29.25	37.44
Total (boe/d)	8,304	9,683	8,520	4,579	4,875	6,240

Vermilion Energy Inc. ■ Page 44 ■ 2025 Third Quarter Report

	YTD 2025	2024	2023	2022	2021	2020
Australia
Light and medium crude oil (bbls/d)	3,544	3,446	1,492	3,995	3,810	4,416
Total (boe/d)	3,544	3,446	1,492	3,995	3,810	4,416

Central and Eastern Europe
Conventional natural gas (mmcf/d)	10.11	5.86	0.38	0.57	0.31	1.90
Total (boe/d)	1,687	978	63	95	51	317

Discontinued Operations
United States
Light and medium crude oil (bbls/d)	2,126	3,162	3,445	2,908	2,597	3,046
Condensate (1) (bbls/d)	11	25	21	34	8	5
Other NGLs (1) (bbls/d)	630	994	1,076	1,066	1,146	1,218
NGLs (bbls/d)	641	1,019	1,097	1,100	1,154	1,223
Conventional natural gas (mmcf/d)	4.80	7.11	7.28	7.20	6.84	7.47
Total (boe/d)	3,568	5,367	5,754	5,207	4,890	5,514

Canada - Saskatchewan
Light and medium crude oil (bbls/d)	5,594	7,941	12,735	14,117	14,818	18,297
Condensate (1) (bbls/d)	210	240	405	341	356	371
Other NGLs (1) (bbls/d)	521	789	1,239	1,123	1,322	1,569
NGLs (bbls/d)	731	1,029	1,644	1,464	1,678	1,940
Conventional natural gas (mmcf/d)	6.75	9.81	16.68	13.66	15.13	20.16
Total (boe/d)	7,448	10,605	17,159	17,859	19,017	23,597

Consolidated
Light and medium crude oil (bbls/d)	25,088	27,514	27,469	32,809	33,208	38,441
Condensate (1) (bbls/d)	7,574	3,913	4,258	4,721	4,936	4,980
Other NGLs (1) (bbls/d)	10,943	7,100	7,296	7,961	8,325	8,937
NGLs (bbls/d)	18,517	11,013	11,554	12,682	13,261	13,917
Conventional natural gas (mmcf/d)	455.08	276.10	269.83	238.18	233.64	256.99
Total (boe/d)	119,451	84,543	83,994	85,187	85,408	95,190

Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. This table provides a reconciliation from "crude oil and condensate", "NGLs" and "natural gas" to the product types. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas". Production volumes reported are based on quantities as measured at the first point of sale.

Vermilion Energy Inc. ■ Page 45 ■ 2025 Third Quarter Report

Supplemental Table 5: Operational and Financial Data by Core Region

Production volumes (1)

	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23	Q2/23	Q1/23	Q4/22
Continuing operations:
North America
Crude oil and condensate (bbls/d)	13,894	14,178	9,904	7,648	8,181	7,883	7,067	6,990	7,618	4,063	7,227	7,288
NGLs (bbls/d)	10,579	11,072	7,695	4,980	5,715	5,374	5,200	5,390	5,333	4,215	5,871	5,190
Natural gas (mmcf/d)	367.34	394.06	249.02	151.64	148.38	148.37	140.93	148.20	150.97	141.80	148.30	133.77
Total (boe/d)	85,696	90,926	59,104	37,898	38,625	37,987	35,753	37,081	38,113	31,912	37,813	34,772
International
Crude oil and condensate (bbls/d)	12,248	12,055	11,835	12,502	10,792	12,714	13,459	14,004	10,534	9,564	9,054	13,624
Natural gas (mmcf/d)	108.29	105.39	105.12	112.44	116.66	103.64	114.52	116.27	92.61	117.14	80.13	79.97
Total (boe/d)	30,299	29,623	29,355	31,243	30,237	29,987	32,546	33,381	25,969	29,087	22,408	26,953
Discontinued operations:
North America
Crude oil and condensate (bbls/d)	2,052	11,216	10,647	10,177	10,863	12,282	12,169	11,872	13,265	15,715	17,010	18,003
NGLs (bbls/d)	406	1,584	1,472	1,632	1,832	1,822	1,846	2,022	2,011	2,323	2,024	2,307
Natural gas (mmcf/d)	3.63	15.93	15.22	15.51	15.70	17.38	19.14	19.45	20.22	24.69	19.18	20.49
Total (boe/d)	3,065	15,452	14,656	14,395	15,311	17,000	17,206	17,135	18,645	22,153	22,233	23,727
Consolidated
Crude oil and condensate (bbls/d)	28,197	37,449	32,386	30,327	29,837	32,879	32,695	32,866	31,416	29,341	33,290	38,915
NGLs (bbls/d)	10,985	12,656	9,167	6,612	7,547	7,196	7,046	7,412	7,344	6,538	7,896	7,497
Natural gas (mmcf/d)	479.28	515.38	369.36	279.59	280.73	269.39	274.59	283.92	263.80	283.63	247.61	234.23
Total (boe/d)	119,062	136,002	103,115	83,536	84,173	84,974	85,505	87,597	82,727	83,152	82,455	85,450
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

Sales volumes

	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23	Q2/23	Q1/23	Q4/22
Continuing operations:
North America
Crude oil and condensate (bbls/d)	13,894	14,178	9,904	7,648	8,181	7,883	7,067	6,990	7,618	4,063	7,227	7,288
NGLs (bbls/d)	10,579	11,072	7,695	4,980	5,715	5,374	5,200	5,390	5,333	4,215	5,871	5,190
Natural gas (mmcf/d)	367.34	394.06	249.02	151.64	148.38	148.37	140.93	148.20	150.97	141.80	148.30	133.77
Total (boe/d)	85,696	90,926	59,104	37,898	38,625	37,987	35,753	37,081	38,113	31,912	37,813	34,772
International
Crude oil and condensate (bbls/d)	14,018	10,344	11,145	11,360	12,580	11,998	15,938	9,221	9,950	10,302	8,087	16,257
Natural gas (mmcf/d)	108.29	105.39	105.12	112.44	116.66	103.64	114.52	116.27	92.61	117.14	80.13	79.97
Total (boe/d)	32,069	27,911	28,668	30,101	32,024	29,271	35,026	28,598	25,386	29,824	21,442	29,585
Discontinued operations:
North America
Crude oil and condensate (bbls/d)	2,052	11,216	10,647	10,177	10,863	12,282	12,169	11,872	13,265	15,715	17,010	18,003
NGLs (bbls/d)	406	1,584	1,472	1,632	1,832	1,822	1,846	2,022	2,011	2,323	2,024	2,307
Natural gas (mmcf/d)	3.63	15.93	15.22	15.51	15.70	17.38	19.14	19.45	20.22	24.69	19.18	20.49
Total (boe/d)	3,065	15,452	14,656	14,395	15,311	17,000	17,206	17,135	18,645	22,153	22,233	23,727
Consolidated
Crude oil and condensate (bbls/d)	29,968	35,738	31,698	29,185	31,624	32,163	35,174	28,083	30,833	30,080	32,324	41,547
NGLs (bbls/d)	10,985	12,656	9,167	6,612	7,547	7,196	7,046	7,412	7,344	6,538	7,896	7,497
Natural gas (mmcf/d)	479.28	515.38	369.36	279.59	280.73	269.39	274.59	283.92	263.80	283.63	247.61	234.23
Total (boe/d)	120,833	134,290	102,427	82,394	85,960	84,258	87,985	82,814	82,144	83,889	81,489	88,083

Vermilion Energy Inc. ■ Page 46 ■ 2025 Third Quarter Report

Financial results

	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23	Q2/23	Q1/23	Q4/22
Continuing operations:
North America
Crude oil and condensate sales ($/bbl)	85.25	83.86	91.67	93.50	94.81	101.35	89.71	99.69	94.82	156.65	98.34	103.04
NGL sales ($/bbl)	22.63	23.37	29.75	27.76	25.96	27.93	31.21	30.77	27.34	26.83	34.06	38.29
Natural gas sales ($/mcf)	1.37	2.25	2.77	1.99	0.97	1.31	2.11	2.64	2.47	2.33	4.17	5.95
Sales ($/boe)	22.51	25.67	31.26	30.81	28.11	30.60	31.01	34.46	33.20	35.09	40.89	51.00
Royalties ($/boe)	(1.39)	(1.97)	(3.51)	(1.96)	(3.22)	(2.83)	(3.42)	(3.98)	(3.39)	(2.31)	(4.96)	(5.20)
Transportation ($/boe)	(2.96)	(2.77)	(3.06)	(3.42)	(3.46)	(3.07)	(2.47)	(2.56)	(2.04)	(1.43)	(2.56)	(2.55)
Operating ($/boe)	(6.97)	(7.55)	(8.07)	(11.10)	(8.88)	(11.98)	(10.39)	(9.47)	(11.12)	(7.80)	(9.08)	(7.82)
General and administration ($/boe)	(0.90)	(1.42)	(3.33)	(0.99)	0.20	(1.86)	(0.60)	2.94	0.71	1.65	0.04	1.81
Corporate income taxes ($/boe)	(0.27)	(0.28)	(0.08)	0.60	(0.47)	1.19	(0.97)	0.34	(0.01)	(0.17)	(0.19)	(0.22)
Fund flows from operations ($/boe)	10.02	11.68	13.21	13.94	12.28	12.05	13.16	21.73	17.35	25.03	24.14	37.02

Fund flows from operations	79,036	96,654	70,248	48,591	43,633	41,638	42,856	74,171	60,866	72,684	82,176	118,416
Drilling and development	(92,293)	(45,211)	(121,851)	(85,682)	(54,522)	(43,594)	(110,864)	(40,674)	(39,245)	(53,352)	(86,886)	(84,677)
Free cash flow	(13,257)	51,443	(51,603)	(37,091)	(10,889)	(1,956)	(68,008)	33,497	21,621	19,332	(4,710)	33,739

International
Crude oil and condensate sales ($/bbl)	98.71	90.82	108.97	110.31	114.16	116.24	119.68	123.77	114.26	100.23	107.57	128.02
Natural gas sales ($/mcf)	14.53	15.22	20.41	18.11	14.55	12.72	11.63	16.92	13.34	14.58	24.69	39.54
Sales ($/boe)	92.21	91.13	117.22	109.27	97.85	92.68	92.48	108.70	93.46	91.89	132.84	177.23
Royalties ($/boe)	(5.58)	(5.10)	(4.43)	(5.38)	(4.16)	(4.49)	(4.60)	(3.41)	3.55	(7.43)	(13.39)	(6.38)
Transportation ($/boe)	(3.91)	(4.22)	(4.63)	(3.37)	(3.81)	(4.20)	(3.65)	(3.91)	(4.53)	(5.23)	(5.11)	(3.29)
Operating ($/boe)	(28.32)	(23.84)	(27.50)	(25.08)	(27.11)	(26.56)	(25.30)	(22.64)	(25.58)	(28.24)	(31.41)	(23.35)
General and administration ($/boe)	(4.04)	(4.81)	(4.69)	(6.21)	(5.56)	(5.20)	(4.86)	(9.18)	(7.37)	(7.58)	(7.52)	(5.09)
Corporate income taxes ($/boe)	(0.86)	(3.46)	(7.22)	(6.53)	(3.74)	(6.08)	(7.06)	(7.81)	(13.42)	(6.79)	(11.20)	(15.15)
PRRT ($/boe)	(0.56)	(0.30)	(1.17)	1.16	(0.17)	(1.37)	(3.38)	7.93	—	—	—	(1.85)
Fund flows from operations ($/boe)	48.94	49.40	67.58	63.86	53.30	44.78	43.63	69.68	46.11	36.62	64.21	122.12

Fund flows from operations	144,366	125,486	174,350	176,883	157,048	119,310	139,054	183,353	107,704	99,377	123,893	332,377
Drilling and development	(54,377)	(53,197)	(36,654)	(42,341)	(40,638)	(47,830)	(45,789)	(73,604)	(49,701)	(28,347)	(37,258)	(43,957)
Exploration and evaluation	(771)	(4,251)	(14,655)	(24,154)	(2,460)	(1,260)	(8,144)	(10,579)	(6,235)	(2,775)	(1,492)	(11,456)
Free cash flow	89,218	68,038	123,041	110,388	113,950	70,220	85,121	99,170	51,768	68,255	85,143	276,964

Discontinued operations:
North America
Crude oil and condensate sales ($/bbl)	90.96	81.28	93.64	91.88	95.57	104.51	90.61	97.61	105.81	75.66	92.98	105.62
NGL sales ($/bbl)	32.39	33.83	47.63	37.41	35.94	46.43	46.90	45.49	33.84	34.03	46.92	50.88
Natural gas sales ($/mcf)	2.90	1.71	3.01	1.89	0.24	1.13	2.38	2.42	2.93	2.08	3.65	6.05
Sales ($/boe)	68.62	64.23	75.93	71.23	72.36	81.63	71.77	75.74	82.11	59.56	78.56	90.31
Royalties ($/boe)	(15.56)	(11.95)	(14.56)	(13.83)	(13.53)	(16.09)	(14.54)	(14.35)	(16.68)	(9.97)	(12.31)	(15.71)
Transportation ($/boe)	(3.64)	(2.13)	(2.23)	(2.04)	(2.26)	(2.26)	(2.11)	(2.18)	(2.18)	(1.76)	(2.24)	(2.23)
Operating ($/boe)	(19.81)	(18.36)	(21.14)	(23.72)	(19.44)	(18.14)	(22.27)	(15.89)	(14.08)	(18.59)	(22.65)	(21.84)
General and administration ($/boe)	(16.34)	(7.35)	(3.69)	(5.15)	(4.36)	(4.06)	(4.00)	(3.62)	(3.64)	(2.12)	(2.76)	(2.42)
Fund flows from operations ($/boe)	13.27	24.44	34.31	26.49	32.77	41.07	28.85	39.70	45.53	27.12	38.60	48.11

Fund flows from operations	3,742	34,362	45,258	35,071	46,160	63,549	45,171	62,595	78,094	54,662	77,259	105,027
Drilling and development	1,879	(12,830)	(8,959)	(48,482)	(23,649)	(17,926)	(25,645)	(18,030)	(30,458)	(82,371)	(29,184)	(29,215)
Free cash flow	5,621	21,532	36,299	(13,411)	22,511	45,623	19,526	44,565	47,636	(27,709)	48,075	75,812

Vermilion Energy Inc. ■ Page 47 ■ 2025 Third Quarter Report

	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23	Q2/23	Q1/23	Q4/22
Consolidated
Crude oil and condensate sales ($/bbl)	91.93	85.07	99.36	100.06	103.55	108.93	104.26	107.91	106.94	96.64	98.62	115.02
NGL sales ($/bbl)	22.99	24.68	31.56	29.38	27.49	31.61	34.16	33.38	27.77	28.11	36.23	39.93
Natural gas sales ($/mcf)	4.36	4.88	7.80	8.47	6.57	5.69	6.10	8.48	6.32	7.37	10.77	17.43
Sales ($/boe)	42.18	43.71	61.71	66.54	61.97	62.46	63.45	68.64	62.92	61.74	75.36	103.99
Royalties ($/boe)	(2.86)	(3.77)	(5.35)	(5.28)	(5.40)	(6.08)	(6.06)	(5.93)	(4.26)	(6.16)	(9.18)	(8.43)
Transportation ($/boe)	(3.23)	(3.00)	(3.38)	(3.16)	(3.38)	(3.30)	(2.87)	(2.95)	(2.84)	(2.87)	(3.14)	(2.71)
Operating ($/boe)	(12.96)	(12.18)	(15.38)	(18.41)	(17.55)	(18.29)	(18.65)	(15.35)	(16.26)	(17.91)	(18.66)	(16.81)
General and administration ($/boe)	(2.13)	(2.80)	(3.76)	(3.62)	(2.76)	(3.46)	(2.96)	(2.60)	(2.77)	(2.63)	(2.71)	(1.65)
Corporate income taxes ($/boe)	(0.42)	(0.91)	(2.07)	(2.11)	(1.61)	(1.58)	(3.20)	(2.57)	(7.05)	(7.04)	(5.96)	(32.68)
PRRT ($/boe)	(0.15)	(0.06)	(0.33)	0.43	(0.06)	(0.47)	(1.35)	2.74	—	—	—	(0.62)
Interest ($/boe)	(3.10)	(3.08)	(3.58)	(3.16)	(2.68)	(2.75)	(2.30)	(3.01)	(2.68)	(2.65)	(2.98)	(2.78)
Equity based compensation ($/boe)	—	(0.47)	—	—	—	(1.87)	—	—	—	—	—	—
Realized derivatives ($/boe)	5.56	3.90	1.21	3.80	6.31	6.00	27.55	10.33	9.74	8.86	1.95	(5.42)
Realized foreign exchange ($/boe)	(0.08)	(0.04)	0.27	0.32	0.15	0.30	0.23	(0.73)	0.28	0.48	(0.65)	2.33
Realized other ($/boe)	0.01	(0.05)	(1.57)	(0.68)	(0.21)	(0.09)	0.02	0.26	(1.32)	0.53	0.49	(0.14)
Fund flows from operations ($/boe)	22.82	21.25	27.77	34.67	34.78	30.87	53.86	48.83	35.76	32.35	34.52	35.08

Fund flows from operations	253,810	259,678	256,029	262,698	275,024	236,703	431,358	372,117	270,218	247,109	253,167	284,220
Drilling and development	(144,791)	(111,238)	(167,464)	(176,505)	(118,809)	(109,350)	(182,298)	(132,308)	(119,404)	(164,070)	(153,328)	(157,849)
Exploration and evaluation	(771)	(4,251)	(14,655)	(24,154)	(2,460)	(1,260)	(8,144)	(10,579)	(6,235)	(2,775)	(1,492)	(11,456)
Free cash flow	108,248	144,189	73,910	62,039	153,755	126,093	240,916	229,230	144,579	80,264	98,347	114,915

Vermilion Energy Inc. ■ Page 48 ■ 2025 Third Quarter Report

Non-GAAP and Other Specified Financial Measures

This MD&A includes references to certain financial measures which do not have standardized meanings and may not be comparable to similar measures presented by other issuers. These financial measures include fund flows from operations, a total of segments measure of profit or loss in accordance with IFRS 8 “Operating Segments” (please see Segmented Information in the Notes to the condensed Consolidated Interim Financial Statements) and net debt, a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” (please see Capital Disclosures in the Notes to the condensed Consolidated Interim Financial Statements).

In addition, this MD&A includes financial measures which are not specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. These non-GAAP financial measures include:

Total of Segments Measure

Fund flows from operations (FFO): Most directly comparable to net earnings (loss), FFO is a non-GAAP financial measure and total of segments measure comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the most directly comparable primary financial statement measures can be found below. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	449,502	41.49	388,171	59.72	1,362,029	46.10	1,136,475	59.62
Royalties	(27,398)	(2.53)	(23,678)	(3.64)	(86,757)	(2.94)	(71,188)	(3.73)
Transportation	(34,852)	(3.22)	(23,508)	(3.62)	(96,705)	(3.27)	(64,994)	(3.41)
Operating	(138,484)	(12.78)	(111,425)	(17.14)	(375,388)	(12.70)	(338,032)	(17.73)
General and administration	(19,027)	(1.76)	(15,665)	(2.41)	(72,752)	(2.46)	(53,365)	(2.80)
Corporate income tax expense	(4,676)	(0.43)	(12,707)	(1.96)	(34,851)	(1.18)	(50,427)	(2.65)
Petroleum resource rent tax	(1,663)	(0.15)	(507)	(0.08)	(5,436)	(0.18)	(14,928)	(0.78)
Interest expense	(34,408)	(3.18)	(21,187)	(3.26)	(105,078)	(3.56)	(60,641)	(3.18)
Equity based compensation	—	—	—	—	(5,692)	(0.19)	(14,361)	(0.75)
Realized gain on derivatives	61,793	5.70	49,891	7.68	120,611	4.08	316,523	16.61
Realized foreign exchange (loss) gain	(882)	(0.08)	1,155	0.18	1,130	0.04	5,293	0.28
Realized other income (expense)	163	0.02	(1,676)	(0.26)	(14,956)	(0.51)	(2,148)	(0.11)
Fund flows from continuing operations	250,068	23.08	228,864	35.21	686,155	23.23	788,207	41.37
Equity based compensation	(5,937)		(6,412)		(13,154)		(8,070)
Unrealized gain (loss) on derivative instruments (1)	5,511		(1,052)		62,405		(315,585)
Unrealized foreign exchange loss (1)	(41,507)		(11,522)		(71,519)		(30,384)
Accretion	(18,910)		(17,017)		(52,427)		(49,067)
Depletion and depreciation	(174,033)		(152,840)		(488,077)		(432,843)
Deferred tax (expense) recovery	(20,265)		251		(48,655)		(29,080)
Unrealized other income (expense) (1)	299		(478)		(1,414)		(823)
Net (loss) earnings from continuing operations	(4,774)		39,794		73,314		(77,645)

Vermilion Energy Inc. ■ Page 49 ■ 2025 Third Quarter Report

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	19,349	68.62	101,924	72.36	209,816	69.77	340,580	75.33
Royalties	(4,387)	(15.56)	(19,060)	(13.53)	(40,386)	(13.43)	(66,713)	(14.76)
Transportation	(1,025)	(3.64)	(3,185)	(2.26)	(6,969)	(2.32)	(9,978)	(2.21)
Operating	(5,587)	(19.81)	(27,381)	(19.44)	(59,285)	(19.71)	(90,315)	(19.98)
General and administration	(4,608)	(16.34)	(6,138)	(4.36)	(19,814)	(6.59)	(18,678)	(4.13)
Corporate income tax expense	—	—	—	—	—	—	(18)	—
Fund flows from discontinued operations	3,742	13.27	46,160	32.77	83,362	27.72	154,878	34.25
Unrealized gain on derivative instruments (1)	11,047		—		—		—
Unrealized foreign exchange gain (loss) (1)	336		140		(101)		430
Accretion	—		(2,109)		(4,235)		(6,202)
Depletion and depreciation	—		(27,324)		(46,511)		(86,939)
Deferred tax (expense) recovery	(3,808)		(4,964)		54,595		(12,945)
Unrealized other expense	(3,986)		—		(3,986)		—
Impairment expense	—		—		(372,386)		—
Net earnings (loss) from discontinued operations	7,331		11,903		(289,262)		49,222

Fund flows from operations	253,810	22.82	275,024	34.78	769,517	23.63	943,085	39.99

Net earnings (loss)	2,557		51,697		(215,948)		(28,423)
(1)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange loss, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Fund flows from operations per basic and diluted share: FFO per share and diluted share are non-GAAP ratios. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

Fund flows from operations per boe: Management uses fund flows from operations per boe to assess the profitability of our business units and Vermilion as a whole. Fund flows from operations per boe is calculated by dividing fund flows from operations (total of segments measure) by boe production. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

Free cash flow (FCF): Most directly comparable to cash flows from operating activities, FCF is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. Reconciliation to the primary financial statement measures can be found in the following table.

($M)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Cash flows from operating activities	389,453	134,547	810,304	755,164
Changes in non-cash operating working capital	(148,972)	125,145	(71,849)	155,869
Asset retirement obligations settled	13,329	15,332	31,062	32,052
Fund flows from operations	253,810	275,024	769,517	943,085
Drilling and development	(144,791)	(118,809)	(423,493)	(410,457)
Exploration and evaluation	(771)	(2,460)	(19,677)	(11,864)
Free cash flow	108,248	153,755	326,347	520,764

Vermilion Energy Inc. ■ Page 50 ■ 2025 Third Quarter Report

Capital expenditures: Most directly comparable to cash flows used in investing activities, capital expenditures is a non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Drilling and development	144,791	118,809	423,493	410,457
Exploration and evaluation	771	2,460	19,677	11,864
Capital expenditures	145,562	121,269	443,170	422,321

Payout and payout % of FFO: Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Dividends declared	19,947	18,642	60,012	56,806
Drilling and development	144,791	118,809	423,493	410,457
Exploration and evaluation	771	2,460	19,677	11,864
Asset retirement obligations settled	13,329	15,332	31,062	32,052
Payout	178,838	155,243	534,244	511,179
% of fund flows from operations	70%	56%	69%	54%

Return on capital employed (ROCE): A non-GAAP ratio, ROCE is a measure that management uses to analyze our profitability and the efficiency of our capital allocation process; the comparable primary financial statement measure is earnings before income taxes. ROCE is calculated by dividing net earnings (loss) before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

	Twelve Months Ended
($M)	Sep 30, 2025	Sep 30, 2024
Net loss	(234,264)	(831,559)
Taxes	(32,898)	(4,597)
Interest expense	129,043	83,550
EBIT	(138,119)	(752,606)
Average capital employed	5,513,299	5,995,108
Return on capital employed	(3) %	(13) %

Adjusted working capital (deficit): Adjusted working capital (deficit) is a non-GAAP financial measure calculated as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used by management to calculate net debt, a capital management measure disclosed below.

	As at
($M)	Sep 30, 2025	Dec 31, 2024
Current assets	394,584	582,326
Current liabilities	(489,424)	(610,590)
Current derivative asset	(44,544)	(40,312)
Current lease liability (1)	10,136	12,206
Current derivative liability (1)	7,180	52,944
Adjusted working capital (deficit)	(122,068)	(3,426)

Acquisitions: Acquisitions is a non-GAAP financial measure and is calculated as the sum of acquisitions, net of cash acquired and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

Vermilion Energy Inc. ■ Page 51 ■ 2025 Third Quarter Report

($M)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Acquisitions, net of cash acquired	1,068	1,642	1,087,115	7,471
Shares issued for acquisition	—	—	13,363	—
Acquisition of securities	—	—	—	9,373
Acquired working capital deficit	—	—	23,179	—
Acquisitions	1,068	1,642	1,123,657	16,844

Operating netback: Operating netback is non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses, and when presented on a per unit basis, is a non-GAAP ratio. Operating netback is most directly comparable to net earnings (loss). Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Net debt to four quarter trailing fund flows from operations: Management uses net debt (a capital management measure, as defined below) to four quarter trailing fund flows from operations to assess the Company's ability to repay debt. Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is calculated as net debt (capital management measure) divided by fund flows from operations (total of segments measure) from the preceding four quarters.

Capital Management Measure

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Sep 30, 2025	Dec 31, 2024
Long-term debt	1,264,343	963,456
Adjusted working capital (1)	122,068	3,426
Unrealized FX on swapped USD borrowings	(1,658)	—
Net debt	1,384,753	966,882

Ratio of net debt to four quarter trailing fund flows from operations (2)	1.4	0.8
(1)	Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives and current lease liabilities).
(2)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four-quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan (“LTIP"), based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q3 2025	Q3 2024
Shares outstanding	153,434	155,348
Potential shares issuable pursuant to the LTIP	4,717	3,564
Diluted shares outstanding	158,151	158,912

Vermilion Energy Inc. ■ Page 52 ■ 2025 Third Quarter Report

Consolidated Interim Financial Statements

Consolidated Balance Sheet

thousands of Canadian dollars, unaudited

	Note	September 30, 2025	December 31, 2024
Assets
Current
Cash and cash equivalents	13	46,054	131,730
Accounts receivable		188,063	298,493
Income taxes receivable		8,405	—
Crude oil inventory		45,292	40,694
Derivative instruments		44,544	40,312
Prepaid expenses		62,226	71,097
Total current assets		394,584	582,326

Derivative instruments		14,627	13,927
Investments	5	76,492	78,862
Deferred taxes		60,427	197,714
Exploration and evaluation assets	7	326,067	224,286
Capital assets	6	5,081,340	5,018,461
Total assets		5,953,537	6,115,576

Liabilities
Current
Accounts payable and accrued liabilities		412,669	425,410
Dividends payable	11	19,947	18,521
Derivative instruments		7,180	52,944
Income taxes payable		49,628	113,715
Total current liabilities		489,424	610,590

Derivative instruments		60,951	86,036
Long-term debt	10	1,264,343	963,456
Lease obligations		50,852	54,991
Asset retirement obligations	8	985,221	1,224,718
Deferred taxes		394,503	364,796
Total liabilities		3,245,294	3,304,587

Shareholders' Equity
Shareholders' capital	11	3,884,570	3,918,898
Contributed surplus		42,289	45,225
Accumulated other comprehensive income		311,763	135,847
Deficit		(1,530,379)	(1,288,981)
Total shareholders' equity		2,708,243	2,810,989
Total liabilities and shareholders' equity		5,953,537	6,115,576

Approved by the Board

(Signed “Manjit Sharma”)	(Signed “Dion Hatcher”)

Manjit Sharma, Director	Dion Hatcher, Director

Vermilion Energy Inc. ■ Page 53 ■ 2025 Third Quarter Report

Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss)

thousands of Canadian dollars, except share and per share amounts, unaudited

		Three Months Ended		Nine Months Ended
	Note	Sep 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Revenue
Petroleum and natural gas sales		449,502	388,171	1,362,029	1,136,475
Royalties		(27,398)	(23,678)	(86,757)	(71,188)
Sales of purchased commodities		15,036	14,458	59,783	81,479
Petroleum and natural gas revenue		437,140	378,951	1,335,055	1,146,766

Expenses
Purchased commodities		15,036	14,458	59,783	81,479
Operating	13	138,484	111,425	375,388	338,032
Transportation		34,852	23,508	96,705	64,994
Equity based compensation		5,937	6,412	18,846	22,431
Gain on derivative instruments		(67,304)	(48,839)	(183,016)	(938)
Interest expense		34,408	21,187	105,078	60,641
General and administration	13	19,027	15,665	72,752	53,365
Foreign exchange loss		42,389	10,367	70,389	25,091
Other (income) expense		(462)	2,154	16,370	2,971
Accretion	8	18,910	17,017	52,427	49,067
Depletion and depreciation	6, 7	174,033	152,840	488,077	432,843
		415,310	326,194	1,172,799	1,129,976
Earnings from continuing operations before income taxes		21,830	52,757	162,256	16,790

Income tax expense
Deferred		20,265	(251)	48,655	29,080
Current		6,339	13,214	40,287	65,355
		26,604	12,963	88,942	94,435

Net (loss) earnings from continuing operations		(4,774)	39,794	73,314	(77,645)
Net earnings (loss) from discontinued operations	4	7,331	11,903	(289,262)	49,222
Net earnings (loss)		2,557	51,697	(215,948)	(28,423)

Other comprehensive income (loss)
Currency translation adjustments		32,391	46,985	174,284	44,494
Hedge accounting reserve, net of tax		—	1,633	1,632	4,896
Fair value adjustment on investment in securities, net of tax		—	—	—	(2,203)
Comprehensive income (loss)		34,948	100,315	(40,032)	18,764

Net earnings (loss) per share
Continuing operations - basic		(0.03)	0.25	0.48	(0.49)
Discontinued operations - basic		0.05	0.08	(1.88)	0.31
Net earnings (loss) per share - basic		0.02	0.33	(1.40)	(0.18)

Continuing operations - diluted		(0.03)	0.25	0.48	(0.49)
Discontinued operations - diluted		0.05	0.08	(1.88)	0.31
Net earnings (loss) per share - diluted		0.02	0.33	(1.40)	(0.18)

Weighted average shares outstanding ('000s)
Basic		153,731	156,624	154,080	159,114
Diluted		154,921	157,502	154,080	160,743

Vermilion Energy Inc. ■ Page 54 ■ 2025 Third Quarter Report

Consolidated Statements of Cash Flows

thousands of Canadian dollars, unaudited

		Three Months Ended		Nine Months Ended
	Note	Sep 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Operating
Net earnings (loss)		2,557	51,697	(215,948)	(28,423)
Adjustments:
Accretion	8	18,910	19,126	56,662	55,269
Depletion and depreciation	6, 7	174,033	180,164	534,588	519,782
Impairment expense	6	—	—	372,386	—
Unrealized (gain) loss on derivative instruments		(16,558)	1,052	(62,405)	315,585
Equity based compensation		5,937	6,412	13,154	8,070
Unrealized foreign exchange loss		41,171	11,382	71,620	29,954
Unrealized other expense		3,687	478	5,400	823
Deferred tax expense (recovery)		24,073	4,713	(5,940)	42,025
Asset retirement obligations settled	8	(13,329)	(15,332)	(31,062)	(32,052)
Changes in non-cash operating working capital		148,972	(125,145)	71,849	(155,869)
Cash flows from operating activities		389,453	134,547	810,304	755,164

Investing
Drilling and development	6	(144,791)	(118,809)	(423,493)	(410,457)
Exploration and evaluation	7	(771)	(2,460)	(19,677)	(11,864)
Acquisitions, net of cash acquired	3, 6	(1,068)	(1,642)	(1,087,115)	(7,471)
Acquisition of securities	5	—	—	—	(9,373)
Dispositions	6	483,525	—	483,525	—
Changes in non-cash investing working capital		(11,834)	(22,917)	(82,914)	(41,031)
Cash flows from (used in) investing activities		325,061	(145,828)	(1,129,674)	(480,196)

Financing
Net (repayments) draw on the revolving credit facility	10	(435,469)	—	196,872	—
Repayment of 2025 senior unsecured notes	10	—	—	(399,467)	(31,561)
Repayment of 2030 senior unsecured notes	10	(27,693)	—	(27,693)	—
Issuance of 2033 senior unsecured notes	10	—	—	562,968	—
Issuance of term loan	10	—	—	445,392	—
Repayment of term loan	10	(245,756)	—	(445,392)	—
Payments on lease obligations		(3,014)	(7,547)	(10,695)	(19,479)
Repurchase of shares	11	(6,320)	(40,106)	(29,219)	(123,070)
Cash dividends	11	(20,023)	(18,981)	(58,587)	(54,391)
Changes in non-cash financing working capital		(128)	785	(2,434)	2,412
Cash flows (used in) from financing activities		(738,403)	(65,849)	231,745	(226,089)
Foreign exchange gain on cash held in foreign currencies		756	404	1,949	611

Net change in cash and cash equivalents		(23,133)	(76,726)	(85,676)	49,490
Cash and cash equivalents, beginning of period		69,187	267,672	131,730	141,456
Cash and cash equivalents, end of period	13	46,054	190,946	46,054	190,946

Supplementary information for cash flows from operating activities
Interest paid		19,832	14,600	93,033	56,582
Income taxes (refunded) paid		(9,810)	147,261	112,766	215,088

Vermilion Energy Inc. ■ Page 55 ■ 2025 Third Quarter Report

Consolidated Statements of Changes in Shareholders' Equity

thousands of Canadian dollars, unaudited

		Nine Months Ended
	Note	September 30, 2025	September 30, 2024
Shareholders' capital	11
Balance, beginning of period		3,918,898	4,142,566
Shares issued for acquisition	3	13,363	—
Vesting of equity based awards		16,090	9,998
Share-settled dividends on vested equity based awards		599	1,257
Repurchase of shares		(64,380)	(206,154)
Balance, end of period		3,884,570	3,947,667
Contributed surplus	11
Balance, beginning of period		45,225	43,348
Equity based compensation		13,154	8,070
Vesting of equity based awards		(16,090)	(9,998)
Balance, end of period		42,289	41,420
Accumulated other comprehensive income
Balance, beginning of period		135,847	109,302
Currency translation adjustments		174,284	44,494
Hedge accounting reserve		1,632	4,896
Fair value adjustment on investment in securities, net of tax	5	—	(2,203)
Balance, end of period		311,763	156,489
Deficit
Balance, beginning of period		(1,288,981)	(1,263,568)
Net loss		(215,948)	(28,423)
Dividends declared		(60,012)	(56,806)
Share-settled dividends on vested equity based awards		(599)	(1,257)
Repurchase of shares	11	35,161	83,084
Balance, end of period		(1,530,379)	(1,266,970)

Total shareholders' equity		2,708,243	2,878,606

Vermilion Energy Inc. ■ Page 56 ■ 2025 Third Quarter Report

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares issued (net of equity issuance costs and deferred taxes) less the weighted-average carrying value of shares repurchased. The price paid to repurchase common shares is compared to the carrying value of the shares and the difference is recorded against deficit.

Contributed surplus

Represents the recognized value of unvested equity based awards that will be settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments, hedge accounting reserve and fair value adjustments on investments.

Currency translation adjustments result from translating the balance sheets of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net earnings (loss) if there is a disposal or partial disposal of a subsidiary.

The hedge accounting reserve represents the effective portion of the change in fair value related to cash flow and net investment hedges recognized in other comprehensive income, net of tax and reclassified to the consolidated statement of net earnings (loss) in the same period in which the transaction associated with the hedged item occurs.

Fair value adjustment on investment in securities, net of tax, are a result of changes in the fair value of investments that have been elected to be subsequently measured at fair value through other comprehensive income.

Deficit

Represents the cumulative net earnings (loss) less distributed earnings and surplus of the price paid to repurchase common shares of Vermilion Energy Inc. over the weighted-average carrying value of the shares repurchased.

Vermilion Energy Inc. ■ Page 57 ■ 2025 Third Quarter Report

Notes to the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2025 and 2024 tabular amounts in thousands of Canadian dollars, except share and per share amounts, unaudited

1. Basis of presentation

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition, and production.

These condensed consolidated interim financial statements are in compliance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as Vermilion’s consolidated financial statements for the year ended December 31, 2024.

The operating results attributable to the Company's Saskatchewan and United States operations have been classified and presented as discontinued operations, with all other operating results presented as continuing operations. The prior period results have been presented to conform with current period presentation. See Note 4 - "Discontinued Operations" for additional information.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion’s consolidated financial statements for the year ended December 31, 2024, which are contained within Vermilion’s Annual Report for the year ended December 31, 2024 and are available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on November 5, 2025.

Vermilion Energy Inc. ■ Page 58 ■ 2025 Third Quarter Report

2. Segmented information

The following tables present capital expenditures and reconcile fund flows from operations for our continuing and discontinued operations:

	Three Months Ended September 30, 2025
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate	Continuing operations	Discontinued operations (2)	Total
Drilling and development	92,293	10,619	19,421	11,820	1,027	10,888	602	—	146,670	(1,879)	144,791
Exploration and evaluation	—	—	—	406	—	—	365	—	771	—	771

Crude oil and condensate sales	108,984	56,583	172	16,791	—	53,755	7	—	236,292	17,172	253,464
NGL sales	22,027	—	—	—	—	—	—	—	22,027	1,210	23,237
Natural gas sales	46,451	—	24,543	34,133	66,250	—	19,806	—	191,183	967	192,150
Sales of purchased commodities	—	—	—	—	—	—	—	15,036	15,036	—	15,036
Royalties	(10,932)	(8,605)	—	(3,806)	—	—	(4,055)	—	(27,398)	(4,387)	(31,785)
Revenue from external customers	166,530	47,978	24,715	47,118	66,250	53,755	15,758	15,036	437,140	14,962	452,102
Purchased commodities	—	—	—	—	—	—	—	(15,036)	(15,036)	—	(15,036)
Transportation	(23,302)	(5,223)	—	(3,997)	(2,330)	—	—	—	(34,852)	(1,025)	(35,877)
Operating	(54,943)	(16,251)	(8,869)	(14,388)	(13,196)	(30,230)	(607)	—	(138,484)	(5,587)	(144,071)
General and administration	3,506	(3,654)	(567)	(3,165)	(1,606)	(1,585)	(1,333)	(10,623)	(19,027)	(4,608)	(23,635)
Petroleum resource rent tax	—	—	—	—	—	(1,663)	—	—	(1,663)	—	(1,663)
Corporate income tax (expense) recovery	—	388	(155)	(145)	(177)	(230)	(2,225)	(2,132)	(4,676)	—	(4,676)
Interest expense	—	—	—	—	—	—	—	(34,408)	(34,408)	—	(34,408)
Realized gain on derivative instruments	—	—	—	—	—	—	—	61,793	61,793	—	61,793
Realized foreign exchange loss	—	—	—	—	—	—	—	(882)	(882)	—	(882)
Realized other income	—	—	—	—	—	—	—	163	163	—	163
Fund flows from operations	91,791	23,238	15,124	25,423	48,941	20,047	11,593	13,911	250,068	3,742	253,810

	Three Months Ended September 30, 2024
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate(1)	Continuing operations	Discontinued operations (2)	Total
Drilling and development	54,522	11,366	5,237	14,162	345	8,661	867	—	95,160	23,649	118,809
Exploration and evaluation	—	—	—	1,310	—	—	1,150	—	2,460	—	2,460

Crude oil and condensate sales	73,631	67,888	383	16,198	—	47,661	—	—	205,761	95,516	301,277
NGL sales	13,027	—	—	—	—	—	—	—	13,027	6,057	19,084
Natural gas sales	13,222	—	33,821	26,865	79,333	—	16,142	—	169,383	351	169,734
Sales of purchased commodities	—	—	—	—	—	—	—	14,458	14,458	—	14,458
Royalties	(11,432)	(8,538)	—	(1,348)	—	—	(2,360)	—	(23,678)	(19,060)	(42,738)
Revenue from external customers	88,448	59,350	34,204	41,715	79,333	47,661	13,782	14,458	378,951	82,864	461,815
Purchased commodities	—	—	—	—	—	—	—	(14,458)	(14,458)	—	(14,458)
Transportation	(12,289)	(5,712)	—	(3,210)	(2,297)	—	—	—	(23,508)	(3,185)	(26,693)
Operating	(31,556)	(14,733)	(7,887)	(14,394)	(13,632)	(28,521)	(702)	—	(111,425)	(27,381)	(138,806)
General and administration	1,767	(4,573)	(2,033)	(3,020)	(2,704)	(2,067)	(1,974)	(1,061)	(15,665)	(6,138)	(21,803)
Petroleum resource rent tax	—	—	—	—	—	(507)	—	—	(507)	—	(507)
Corporate income tax (expense) recovery	(2)	(2,314)	(4,997)	(2,407)	(174)	(1,139)	—	(1,674)	(12,707)	—	(12,707)
Interest expense	—	—	—	—	—	—	—	(21,187)	(21,187)	—	(21,187)
Realized gain on derivative instruments	—	—	—	—	—	—	—	49,891	49,891	—	49,891
Realized foreign exchange gain	—	—	—	—	—	—	—	1,155	1,155	—	1,155
Realized other expense	—	—	—	—	—	—	—	(1,676)	(1,676)	—	(1,676)
Fund flows from operations	46,368	32,018	19,287	18,684	60,526	15,427	11,106	25,448	228,864	46,160	275,024
(1)	Central and Eastern Europe and Corporate have been presented separately in the prior year for comparability with current year presentation.
(2)	Fund flows from discontinued operations is comprised of the fund flows from operations from the United States and Saskatchewan segments. The prior period results have been presented to conform with current period presentation. Refer to Note 4 - "Discontinued operations" for additional information.

Vermilion Energy Inc. ■ Page 59 ■ 2025 Third Quarter Report

	Nine Months Ended September 30, 2025
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate	Continuing operations	Discontinued operations (2)	Total
Drilling and development	257,656	27,621	41,041	38,238	2,172	29,345	5,811	—	401,884	21,609	423,493
Exploration and evaluation	—	—	—	17,310	—	—	2,367	—	19,677	—	19,677

Crude oil and condensate sales	301,621	172,126	694	43,752	53	105,440	36	—	623,722	189,862	813,584
NGL sales	65,299	—	—	—	—	—	—	—	65,299	12,397	77,696
Natural gas sales	189,175	—	95,095	105,311	234,977	—	48,450	—	673,008	7,557	680,565
Sales of purchased commodities	—	—	—	—	—	—	—	59,783	59,783	—	59,783
Royalties	(45,911)	(24,929)	(10)	(8,135)	—	—	(7,772)	—	(86,757)	(40,386)	(127,143)
Revenue from external customers	510,184	147,197	95,779	140,928	235,030	105,440	40,714	59,783	1,335,055	169,430	1,504,485
Purchased commodities	—	—	—	—	—	—	—	(59,783)	(59,783)	—	(59,783)
Transportation	(62,496)	(16,683)	—	(10,706)	(6,820)	—	—	—	(96,705)	(6,969)	(103,674)
Operating	(160,344)	(49,385)	(26,404)	(40,174)	(41,014)	(55,423)	(2,644)	—	(375,388)	(59,285)	(434,673)
General and administration	(4,058)	(10,161)	(3,419)	(9,950)	(4,551)	(4,452)	(3,705)	(32,456)	(72,752)	(19,814)	(92,566)
Petroleum resource rent tax	—	—	—	—	—	(5,436)	—	—	(5,436)	—	(5,436)
Corporate income tax (expense) recovery	1	313	(13,982)	(10,408)	(674)	(790)	(4,418)	(4,893)	(34,851)	—	(34,851)
Interest expense	—	—	—	—	—	—	—	(105,078)	(105,078)	—	(105,078)
Equity based compensation	—	—	—	—	—	—	—	(5,692)	(5,692)	—	(5,692)
Realized gain on derivative instruments	—	—	—	—	—	—	—	120,611	120,611	—	120,611
Realized foreign exchange gain	—	—	—	—	—	—	—	1,130	1,130	—	1,130
Realized other expense	—	—	—	—	—	—	—	(14,956)	(14,956)	—	(14,956)
Fund flows from operations	283,287	71,281	51,974	69,690	181,971	39,339	29,947	(41,334)	686,155	83,362	769,517

	Nine Months Ended September 30, 2024
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate(1)	Continuing operations	Discontinued operations (2)	Total
Drilling and development	215,969	33,770	13,868	55,209	3,794	23,641	3,975	—	350,226	60,231	410,457
Exploration and evaluation	—	—	—	6,188	—	—	5,676	—	11,864	—	11,864

Crude oil and condensate sales	208,530	240,540	2,138	34,629	—	155,274	34	—	641,145	312,671	953,816
NGL sales	40,054	—	—	—	—	—	—	—	40,054	21,633	61,687
Natural gas sales	57,946	—	97,573	68,775	213,590	—	17,392	—	455,276	6,276	461,552
Sales of purchased commodities	—	—	—	—	—	—	—	81,479	81,479	—	81,479
Royalties	(32,312)	(31,873)	(217)	(4,138)	—	—	(2,648)	—	(71,188)	(66,713)	(137,901)
Revenue from external customers	274,218	208,667	99,494	99,266	213,590	155,274	14,778	81,479	1,146,766	273,867	1,420,633
Purchased commodities	—	—	—	—	—	—	—	(81,479)	(81,479)	—	(81,479)
Transportation	(30,953)	(17,476)	—	(8,788)	(7,777)	—	—	—	(64,994)	(9,978)	(74,972)
Operating	(106,780)	(50,779)	(29,206)	(39,585)	(40,689)	(69,481)	(1,512)	—	(338,032)	(90,315)	(428,347)
General and administration	(10,681)	(13,569)	(5,746)	(8,654)	(6,336)	(5,810)	(5,605)	3,036	(53,365)	(18,678)	(72,043)
Petroleum resource rent tax	—	—	—	—	—	(14,928)	—	—	(14,928)	—	(14,928)
Corporate income tax (expense) recovery	14	(14,095)	(23,866)	(8,483)	(943)	(2,329)	—	(725)	(50,427)	(18)	(50,445)
Interest expense	—	—	—	—	—	—	—	(60,641)	(60,641)	—	(60,641)
Equity based compensation	—	—	—	—	—	—	—	(14,361)	(14,361)	—	(14,361)
Realized gain on derivative instruments	—	—	—	—	—	—	—	316,523	316,523	—	316,523
Realized foreign exchange gain	—	—	—	—	—	—	—	5,293	5,293	—	5,293
Realized other expense	—	—	—	—	—	—	—	(2,148)	(2,148)	—	(2,148)
Fund flows from operations	125,818	112,748	40,676	33,756	157,845	62,726	7,661	246,977	788,207	154,878	943,085
(1)	Central and Eastern Europe and Corporate have been presented separately in the prior year for comparability with current year presentation.
(2)	Fund flows from discontinued operations is comprised of the fund flows from operations from the United States and Saskatchewan segments. The prior period results have been presented to conform with current period presentation. Refer to Note 4 - "Discontinued operations" for additional information.

Vermilion Energy Inc. ■ Page 60 ■ 2025 Third Quarter Report

Reconciliation of fund flows from continuing operations to net (loss) earnings from continuing operations:

	Three Months Ended		Nine Months Ended
	Sep 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Fund flows from continuing operations	250,068	228,864	686,155	788,207
Equity based compensation	(5,937)	(6,412)	(13,154)	(8,070)
Unrealized gain (loss) on derivative instruments	5,511	(1,052)	62,405	(315,585)
Unrealized foreign exchange loss	(41,507)	(11,522)	(71,519)	(30,384)
Accretion	(18,910)	(17,017)	(52,427)	(49,067)
Depletion and depreciation	(174,033)	(152,840)	(488,077)	(432,843)
Deferred tax (expense) recovery	(20,265)	251	(48,655)	(29,080)
Unrealized other income (expense)	299	(478)	(1,414)	(823)
Net (loss) earnings from continuing operations	(4,774)	39,794	73,314	(77,645)

3. Business combination

Westbrick Energy Ltd

On February 26, 2025, Vermilion purchased 100% of the shares outstanding of Westbrick Energy Ltd. ("Westbrick" or "Westbrick Energy") a private company with assets located adjacent to Vermilion's existing Alberta assets for total consideration of $1.1 billion, including 1,104,357 shares of Vermilion valued at $12.10 per share for an aggregate $13.4 million in fair value share consideration upon closing, with the balance paid in cash. Total transaction costs included in Vermilion's general and administrative expenses for the nine months ended September 30, 2025 related to the acquisition are approximately $8.3 million ($0.8 million in the year ended December 31, 2024).

The total consideration paid and the fair value of the assets acquired and liabilities assumed at the date of acquisition are detailed in the table below:

Consideration
Cash consideration paid	1,089,805
Share consideration	13,363
Total consideration paid	1,103,168

Allocation of consideration
Cash acquired	6,159
Capital assets	1,185,212
Exploration and evaluation assets	129,578
Acquired working capital deficit	(36,555)
Derivative asset	13,376
Lease liability	(3,434)
Asset retirement obligations	(46,190)
Deferred tax liability	(144,978)
Net assets acquired	1,103,168

The results of operations from the assets acquired and liabilities assumed have been included in Vermilion's condensed consolidated interim financial statements beginning February 26, 2025 and have contributed revenues net of royalties of $203.4 million and net earnings of $7.1 million. Had the acquisition occurred on January 1, 2025, consolidated petroleum and natural gas revenue net of royalties and net earnings would have increased by $58.9 million and $15.6 million, respectively, to $1,334.2 million and consolidated net loss of $200.3 million for the nine months ended September 30, 2025.

Vermilion acquired contractual obligations and commitments as part of the Westbrick acquisition completed on February 26, 2025. Please refer to Note 13 "Supplemental Information" for a summary of the Company's contractual obligations and commitments as at September 30, 2025.

Vermilion Energy Inc. ■ Page 61 ■ 2025 Third Quarter Report

4. Discontinued operations

Adoption of accounting policy - Assets held for sale and discontinued operations

The Company classifies capital assets and exploration and evaluation assets as held for sale if it is highly probable their carrying amounts will be recovered through a disposition rather than through future operating cash flows. This condition is met when the sale is highly probable, the asset is available for immediate sale in its present condition and the sale is expected to be completed within one year from the date of classification. Assets held for sale are measured at the lower of the carrying amount and recoverable amount, with impairments or impairment reversals recognized in the consolidated statements of net earnings and comprehensive income.

Assets held for sale are classified as current assets and are not subject to depletion and depreciation. Decommissioning, lease and derivative liabilities associated with assets held for sale are classified as current liabilities.

Upon classification, the Company assesses whether the assets held for sale represent a major component of the business. If this criteria is met, the operating results attributable to the assets held for sale are presented as discontinued operations, with prior periods reclassified to conform with current period presentation.

Saskatchewan and Manitoba

On May 23, 2025 Vermilion announced it had entered into an agreement for the sale of the Saskatchewan and Manitoba assets. On July 10, 2025, Vermilion closed the sale for net proceeds of $392.6 million. Following the announcement, the sale was considered to be highly probable and therefore the assets and liabilities associated with the disposal group were reclassified to held for sale and measured at the lower of their carrying amount and fair value less costs to sell with resulting impairment of $230.9 million. The closing of the sale resulted in the derecognition of the net assets held for sale and $11.0 million of derivative liabilities, and a gain on disposition of $2.5 million, recognized in other expense within net earnings (loss) from discontinued operations. The book value of the net assets disposed was $379.0 million.

United States

On June 5, 2025, Vermilion announced it had entered into an agreement for the sale of the United States assets. On July 31, 2025, Vermilion closed the sale for net proceeds of $90.9 million, before an additional US $7.0 million of contingent payments. Following the announcement, the sale was considered to be highly probable and therefore the assets and liabilities associated with the disposal group were reclassified to held for sale and measured at the lower of their carrying amount and fair value less costs to sell with resulting impairment of $141.5 million. The closing of the sale resulted in derecognition of the net assets held for sale and a loss on disposition of $6.5 million, recognized in other expense within net earnings (loss) from discontinued operations. The book value of the net assets disposed was $97.5 million.

The following table reconciles the book value of the net assets disposed of as at September 30, 2025:

September 30, 2025
Exploration and evaluation assets	63,528
Capital assets	533,775
Working capital	3,744
Asset retirement obligation	(111,364)
Lease liabilities	(2,172)
Derivative liabilities	(11,047)
Net assets disposed	476,464

Vermilion Energy Inc. ■ Page 62 ■ 2025 Third Quarter Report

The following table summarizes the Company's financial results from discontinued operations:

	Three Months Ended		Nine Months Ended
	Sep 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Revenue
Petroleum and natural gas sales	19,349	101,924	209,816	340,580
Royalties	(4,387)	(19,060)	(40,386)	(66,713)
Petroleum and natural gas revenue	14,962	82,864	169,430	273,867

Expenses
Operating	5,587	27,381	59,285	90,315
Transportation	1,025	3,185	6,969	9,978
Unrealized gain on derivative instruments	(11,047)	—	—	—
General and administration	4,608	6,138	19,814	18,678
Other expense	3,986	—	3,986	—
Foreign exchange (gain) loss	(336)	(140)	101	(430)
Accretion	—	2,109	4,235	6,202
Depletion and depreciation	—	27,324	46,511	86,939
Impairment expense	—	—	372,386	—
	3,823	65,997	513,287	211,682
Earnings (loss) from discontinued operations before income taxes	11,139	16,867	(343,857)	62,185

Income tax expense (recovery)
Deferred	3,808	4,964	(54,595)	12,945
Current	—	—	—	18
	3,808	4,964	(54,595)	12,963

Net earnings (loss) from discontinued operations	7,331	11,903	(289,262)	49,222

The following table summarizes cash flows from discontinued operations reported in the consolidated statements of cash flows:

	Three Months Ended		Nine Months Ended
	Sep 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Cash flows from operating activities	25,180	56,972	83,194	152,278
Cash flows used in investing activities	(4,493)	(27,168)	(50,237)	(69,955)
Cash flows from discontinued operations	20,687	29,804	32,957	82,323

Vermilion Energy Inc. ■ Page 63 ■ 2025 Third Quarter Report

5. Investments

Investments are comprised of Vermilion's ownership interest in Coelacanth Energy Inc. ("CEI"), an oil and natural gas company, actively engaged in the acquisition, development, exploration, and production of oil and natural gas reserves in northeastern British Columbia, Canada.

The following table reconciles the change in Vermilion's investments:

2025
Balance at January 1	78,862
Vermilion's share of net loss (1)	(2,370)
Balance at September 30	76,492
(1)	Investment losses are recognized within other expense (income) on the consolidated statements of net earnings and comprehensive income.

The following table summarizes the net assets of CEI based on their most recent and publicly available financial statements as at June 30, 2025, and Vermilion's respective share:

Current assets	6,439
Non-current assets	239,100
Current liabilities	(53,926)
Non-current liabilities	(27,985)
Net assets	163,628
Vermilion's ownership	20.7%
Vermilion's share of net assets	33,833

In February 2024, Vermilion acquired additional securities, increasing its ownership to approximately 21% of the issued and outstanding common shares of CEI. As such, Vermilion concluded it had acquired significant influence over the entity and should prospectively be accounted for using the equity method of accounting subsequently, recording Vermilion's share of CEI's profit or loss. Prior to acquiring significant influence, this investment was accounted for under IFRS 9 as an investment in securities using the fair value method of accounting. The transaction was treated as a disposal of the original investment at fair value and an acquisition of an investment in associate, with no resulting gain or loss recognized in the consolidated statement of net earnings.

For the nine months ended September 30, 2025 and the seven months ended September 30, 2024 after acquiring significant influence over the entity, Vermilion adjusted the value of the investment for its share of CEI's profit or loss. The following table summarizes CEI's estimated revenue and net loss and Vermilion's respective share, based on CEI's most recent and publicly available financial statements and other market factors, including but not limited to, relevant market prices:

	Nine Months Ended	Seven Months Ended
	Sep 30, 2025	Sep 30, 2024
Total revenue	11,926	7,229
Net loss	(11,449)	(5,313)
Vermilion's ownership	20.7%	20.8%
Vermilion's share of net loss	(2,370)	(1,104)

At September 30, 2025, the fair value of Vermilion's investment in CEI is $90.3 million or $0.82/share (December 31, 2024 - $88.1 million or $0.80/share).

Vermilion Energy Inc. ■ Page 64 ■ 2025 Third Quarter Report

6. Capital assets

The following table reconciles the change in Vermilion's capital assets:

2025
Balance at January 1	5,018,461
Acquisitions	1,183,666
Dispositions	(533,775)
Additions	423,493
Increase in right-of-use assets	6,652
Impairment expense on disposed assets (1)	(372,386)
Depletion and depreciation	(534,991)
Changes in asset retirement obligations	(276,761)
Foreign exchange	166,981
Balance at September 30	5,081,340
(1)	Refer to Note 4 "Discontinued Operations" for additional information.

7. Exploration and evaluation assets

The following table reconciles the change in Vermilion's exploration and evaluation assets:

2025
Balance at January 1	224,286
Acquisitions	129,578
Additions	19,677
Dispositions	(63,528)
Changes in asset retirement obligations	3,075
Depreciation	(245)
Foreign exchange	13,224
Balance at September 30	326,067

8. Asset retirement obligations

The following table reconciles the change in Vermilion’s asset retirement obligations:

2025
Balance at January 1	1,224,718
Acquisitions	46,190
Additions	5,227
Dispositions	(111,364)
Obligations settled	(31,062)
Accretion	56,662
Changes in rates	(278,914)
Foreign exchange	73,764
Balance at September 30	985,221

Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 4.1% as at September 30, 2025 (December 31, 2024 - 2.6%) added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

Vermilion Energy Inc. ■ Page 65 ■ 2025 Third Quarter Report

The country-specific risk-free rates used as inputs to discount the obligations were as follows:

	Sep 30, 2025	Dec 31, 2024
Canada	3.7%	3.2%
United States (1)	5.0%	4.8%
France	4.2%	3.7%
Netherlands	3.1%	2.7%
Germany	3.3%	2.6%
Ireland	3.2%	2.8%
Australia	4.6%	4.6%
Central and Eastern Europe	4.7%	4.7%
(1)	Reflects the risk-free rate at time of disposition.

9. Capital disclosures

Vermilion defines capital as net debt and shareholders' capital. Net debt consists of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities). In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, share buybacks, and asset retirement obligations.

The following table calculates Vermilion’s ratio of net debt to four quarter trailing fund flows from operations:

	Sep 30, 2025	Dec 31, 2024
Long-term debt	1,264,343	963,456
Adjusted working capital (1)	122,068	3,426
Unrealized FX on swapped USD borrowings	(1,658)	—
Net debt	1,384,753	966,882

Ratio of net debt to four quarter trailing fund flows from operations (2)	1.4	0.8
(1)	Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives and current lease liabilities).
(2)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four-quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

10. Long-term debt

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
	Sep 30, 2025	Dec 31, 2024
Revolving credit facility	196,872	—
2025 senior unsecured notes	—	398,275
2030 senior unsecured notes	519,758	565,181
2033 senior unsecured notes	547,713	—
Long-term debt	1,264,343	963,456

The fair value of the 2030 senior unsecured notes as at September 30, 2025 was $542.4 million (December 31, 2024 - $571.2 million). The fair value of the 2033 senior notes as at September 30, 2025 was $527.3 million.

Vermilion Energy Inc. ■ Page 66 ■ 2025 Third Quarter Report

The following table reconciles the change in Vermilion’s long-term debt, net of costs:

2025
Balance at January 1	963,456
Borrowings on the revolving credit facility	196,872
Repayment of 2025 senior unsecured notes	(399,467)
Repayment of 2030 senior unsecured notes	(27,693)
Issuance of 2033 senior unsecured notes	562,968
Issuance of term loan	445,392
Repayment of term loan	(445,392)
Amortization of transaction costs	1,663
Foreign exchange	(33,456)
Balance at September 30	1,264,343

Revolving credit facility

As at September 30, 2025, Vermilion had in place a bank revolving credit facility maturing May 25, 2029 with the following terms:

	As at
	Sep 30, 2025	Dec 31, 2024
Total facility amount	1,350,000	1,350,000
Amount drawn	(196,872)	—
Letters of credit outstanding	(31,222)	(22,731)
Unutilized capacity	1,121,906	1,327,269

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. The facility bears interest at a rate applicable to demand loans plus applicable margins.

On June 9, 2025, the maturity date of the revolving facility was extended to May 25, 2029 (previously May 26, 2028). The total facility amount of $1.35 billion and aggregate amount available under the facility of $1.8 billion remain unchanged.

As at September 30, 2025, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Sep 30, 2025	Dec 31, 2024
Consolidated total debt to consolidated EBITDA	Less than 4.0	1.07	0.72
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	0.17	—
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	9.23	16.59

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS® Accounting Standards. These financial measures are defined by the revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on the consolidated balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net earnings (loss) before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Consolidated total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

As at September 30, 2025 and December 31, 2024, Vermilion was in compliance with the above covenants.

Term loan

Concurrent with the completion of the Westbrick acquisition on February 26, 2025, Vermilion's credit facility agreement was amended to incorporate a new $450.0 million term loan (the “Term Loan”) which was immediately drawn. As of September 30, 2025, the Term Loan balance was repaid in full.

Vermilion Energy Inc. ■ Page 67 ■ 2025 Third Quarter Report

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bore interest at a rate of 5.625% per annum paid semi-annually on March 15 and September 15. The notes matured on March 15, 2025 and the balance was repaid in full.

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million of senior unsecured notes, priced at 99.241% of par. The notes bear interest at a rate of 6.875% per annum, to be paid semi-annually on May 1 and November 1. The notes mature on May 1, 2030. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.

Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

During the three months ended September 30, 2025, Vermilion purchased $27.7 million of senior unsecured notes at a rate of 95.9% on the open market which were subsequently cancelled.

2033 senior unsecured notes

On February 11, 2025 Vermilion closed a private offering of US $400.0 million of senior unsecured notes at par. The notes bear interest at a rate of 7.250% per annum, to be paid semi-annually on February 15 and August 15. The notes mature on February 15, 2033. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to February 15, 2028, Vermilion may redeem up to 40% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 107.250% of the principal amount of the notes, together with accrued and unpaid interest.
•	Prior to February 15, 2028, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.
•	On or after February 15, 2028, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
Year	Redemption price
2028	103.625%
2029	101.813%
2030 and thereafter	100.000%

Vermilion Energy Inc. ■ Page 68 ■ 2025 Third Quarter Report

11. Shareholders' capital

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2025
Shareholders’ Capital	Shares ('000s)	Amount
Balance at January 1	154,344	3,918,898
Shares issued for acquisition	1,104	13,363
Vesting of equity based awards	439	16,090
Share-settled dividends on vested equity based awards	66	599
Repurchase of shares	(2,519)	(64,380)
Balance at September 30	153,434	3,884,570

Dividends are approved by the Board of Directors and are paid quarterly. Dividends declared to shareholders for the nine months ended September 30, 2025 were $60.0 million or $0.39 per common share (September 30, 2024 - $56.8 million or $0.36 per common share).

On July 9, 2025, the Toronto Stock Exchange approved the Company's notice of intention to renew its normal course issuer bid ("the NCIB"). The NCIB renewal allows Vermilion to purchase up to 15,259,187 common shares (representing approximately 10% of outstanding common shares) beginning July 12, 2025 and ending July 11, 2026. Common shares purchased under the NCIB will be cancelled.

In the third quarter of 2025, Vermilion purchased 0.6 million common shares under the NCIB for total consideration of $6.3 million. The common shares purchased under the NCIB were cancelled.

Subsequent to September 30, 2025, Vermilion purchased and cancelled 0.3 million shares under the NCIB for total consideration of $2.7 million.

12. Financial instruments

The following table summarizes the increase (positive values) or decrease (negative values) to net earnings (loss) before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Sep 30, 2025
Currency risk - Euro to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the Euro	5,707
$0.01 decrease in strength of the Canadian dollar against the Euro	(5,707)

Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	7,301
$0.01 decrease in strength of the Canadian dollar against the US $	(7,301)

Commodity price risk - North American natural gas
$0.25/GJ increase in North American natural gas price used to determine the fair value of derivatives	(26,316)
$0.25/GJ decrease in North American natural gas price used to determine the fair value of derivatives	26,586

Commodity price risk - European natural gas
€1.0/GJ increase in European natural gas price used to determine the fair value of derivatives	(19,191)
€1.0/GJ decrease in European natural gas price used to determine the fair value of derivatives	49,651

Commodity price risk - Crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(11,110)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	21,716

Share price risk - Equity swaps
$1.00 increase from initial share price of the equity swap	3,750
$1.00 decrease from initial share price of the equity swap	(3,750)

Vermilion Energy Inc. ■ Page 69 ■ 2025 Third Quarter Report

13. Supplemental information

Cash and cash equivalents was comprised of the following:

	As at
	Sep 30, 2025	Dec 31, 2024
Cash on deposit with financial institutions	40,813	124,938
Guaranteed investment certificates	5,241	6,792
Cash and cash equivalents	46,054	131,730

As at September 30, 2025, Vermilion had the following contractual obligations and commitments:

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt (1)	68,049	172,505	884,892	657,767	1,783,213
Lease obligations (2)	25,490	35,249	30,836	41,289	132,864
Processing and transportation agreements	69,312	114,026	148,793	782,377	1,114,508
Purchase obligations	29,759	10,891	338	374	41,362
Drilling and service agreements	33,646	24,463	—	—	58,109
Total contractual obligations and commitments	226,256	357,134	1,064,859	1,481,807	3,130,056
(1)	Includes interest on senior unsecured notes.
(2)	Includes undiscounted IFRS 16 - Leases obligations of $81.0 million as at September 30, 2025, net of office subleases, surface lease rental commitments of $50.9 million and other of $0.9 million that are not considered leases under IFRS 16 and are not represented on the balance sheet.
(3)	Commitments denominated in foreign currencies have been translated using the related spot rates on September 30, 2025.

Vermilion Energy Inc. ■ Page 70 ■ 2025 Third Quarter Report

DIRECTORS

Myron Stadnyk [1]

Calgary, Alberta

Corey Bieber, [3,7]

Calgary, Alberta

Dion Hatcher

Calgary, Alberta

James J. Kleckner Jr. [5,8]

Edwards, Colorado

Carin Knickel [7,9]

Golden, Colorado

Stephen P. Larke [3,4]

Calgary, Alberta

Paul Myers [7,9]

Calgary, Alberta

William Roby [6,9]

Houston, Texas

Manjit Sharma [2,5]

Toronto, Ontario

Judy Steele [3,7]

Halifax, Nova Scotia

[1] Chairman (Independent)

[2] Audit Committee Chair (Independent)

[3] Audit Committee Member (Independent)

[4] Governance and Human Resources Committee Chair (Independent)

[5] Governance and Human Resources Committee Member

__(Independent)

[6] Safety & Sustainability Committee Chair __(Independent)

[7] Safety & Sustainability Committee Member

__(Independent)

[8] Technical Committee Chair (Independent)

[9] Technical Committee Member

__(Independent)

OFFICERS / CORPORATE SECRETARY

Dion Hatcher

President & Chief Executive Officer

Lars Glemser

Vice President & Chief Financial Officer

Lara Conrad

Vice President Business Development

Tamar Epstein

General Counsel & Corporate Secretary

Terry Hergott

Vice President Marketing

Yvonne Jeffery

Vice President Sustainability

Darcy Kerwin

Vice President International & HSE

Geoff MacDonald

Vice President Geosciences

Randy McQuaig

Vice President North America

Averyl Schraven

Vice President People & Culture

Gerard Schut

Vice President European Operations

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

The Bank of Nova Scotia

Canadian Imperial Bank of Commerce

National Bank of Canada

Royal Bank of Canada

Wells Fargo Bank N.A., Canadian Branch

ATB Financial

Bank of America N.A., Canada Branch

Export Development Canada

Fédération des caisses Desjardins du Québec

Citibank, N.A., Canadian Branch

JPMorgan Chase Bank, N.A., Toronto Branch

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

McDaniel & Associates

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Odyssey Trust Company

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Travis Thorgeirson

Director, Investor Relations & Corporate Planning

403-476-8214 TEL

403-476-8100 FAX

1-866-895-8101 IR TOLL FREE

investor_relations@vermilionenergy.com

Vermilion Energy Inc. ■ Page 71 ■ 2025 Third Quarter Report